UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 29, 2006

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
www.fpic.com

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 29, 2006, the registrant entered into a Securities Purchase Agreement (the "Purchase Agreement") dated that date with Anthony J. Bonomo and AJB Ventures Inc. (the "Purchaser"), a corporation the principal stockholder of which is Mr. Bonomo.

The Purchase Agreement provides for the sale to the Purchaser of the registrant's subsidiaries (the "Insurance Management Subsidiaries") that have conducted the registrant's insurance management operations for an aggregate purchase price of $40.0 million in cash, subject to a post-closing adjustment.

On September 29, 2006, the registrant completed the sale of the following Insurance Management Subsidiaries for $39.975 million in cash: Administrators for the Professions, Inc., Group Data Corporation, and FPIC Intermediaries, Inc. (all of which had been wholly-owned by the registrant) and Professional Medical Administrators, LLC (which had been 80 percent owned by the registrant). The completion of the sale of the registrant's Physicians Reciprocal Managers, Inc. ("PRM") subsidiary is to be completed for $25,000 in cash as soon as the required regulatory approval is obtained. In addition, prior to September 29, the Insurance Management Subsidiaries distributed to the registrant nearly $6.0 million in cash.

The Insurance Management Subsidiaries through various agreements, manage Physicians' Reciprocal Insurers ("PRI"), a reciprocal insurer that is the second largest provider of medical professional liability insurance in the State of New York, and provide services to PRM. PRM manages Pennsylvania Physicians' Reciprocal Insurers, an insurance exchange that cedes 100 percent of its business to PRI. The Insurance Management Subsidiaries constituted the registrant's insurance management segment, and, accordingly, effective upon completion of the transaction, the registrant conducts operations in a single segment, insurance.

Mr. Bonomo had served as the chief executive officer of the Insurance Management Subsidiaries since their dates of acquisition or formation by the registrant.

The Purchase Agreement contains (i) a "price protection" provision designed to allow the registrant to share to some extent in any profits realized by Mr. Bonomo if he were to dispose of an interest in the Insurance Management Subsidiaries before December 31, 2011, (ii) limited representations and warranties of the parties, and (iii) customary indemnification provisions.

In addition, in connection with the transaction:

- Mr. Bonomo and the registrant executed and delivered a mutual general release (the "Bonomo Release");

- four members of the Insurance Management Subsidiaries' senior management delivered releases (the "Subsidiary Employee Releases");

- the registrant entered with the Purchaser into a non-competition agreement (the "Noncompetition Agreement") pursuant to which the registrant agreed for two years not to solicit any of the Insurance Management Subsidiaries' employees or compete with the Purchaser with respect to the insurance management business in New York and Pennsylvania;

- the registrant terminated all inter-company agreements with the Insurance Management Subsidiaries; and

- PRI and the registrant's First Professionals Insurance Company, Inc. ("First Professionals") subsidiary entered into an agreement (the "Agreement Regarding Insurance"), which provides (i) that PRI will under its fronting arrangement with First Professionals, which is in run-off, maintain collateral at the high end of the actuarial indications prepared by PRI's independent actuary and (ii) for the future commutation of the remaining reinsurance arrangements between PRI and First Professionals, subject to the receipt of regulatory approvals.

The Purchase Agreement, the Bonomo Release, a form of the Subsidiary Employee Release, the Noncompetition Agreement and the Agreement Regarding Insurance are attached hereto as Exhibits 2.1 through 2.4, respectively, and are incorporated herein by reference. The foregoing description of these documents contained in this Item 1.01 is qualified in its entirety by reference to the full text of the respective document.

Item 1.02. Termination of a Material Definitive Agreement.

On September 29, 2006, in connection with the sale of its insurance management operations as described in Item 1.01 of this report, pursuant to the Bonomo Release, all obligations (other than those pursuant to the Securities Purchase Agreement and related documents) between the registrant and its subsidiaries and Mr. Bonomo were terminated.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On September 29, 2006, the registrant completed the sale of its insurance management operations, as described in Item 1.01 of this report. The information set forth in Item 1.01 of this report is hereby incorporated by reference into this Item 2.01.

Item 7.01. Regulation FD Disclosure.

The information contained in Item 7.01 and the accompanying Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Item 7.01 and the accompanying Exhibit 99.1 shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On October 2, 2006, the registrant issued a press release announcing the transactions described in Items 1.01, 1.02 and Item 2.01 of this report. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Item 9.01.Financial Statements and Exhibits.

(b) Pro forma financial information.

The pro forma financial information that is required to be filed pursuant to this item is set forth below.

(d)   Exhibits

Exhibit Number	Description of Exhibits
2.1	Securities Purchase Agreement made as of September 29, 2006 by and among FPIC Insurance Group, Inc., AJB Ventures Inc. and Anthony J. Bonomo*
2.2	Mutual General Release made as of September 29, 2006 by FPIC Insurance Group, Inc. and Anthony J. Bonomo
2.3	Noncompetition Agreement made as of September 29, 2006 by FPIC Insurance Group, Inc.
2.4	Agreement Regarding Insurance made as of September 29, 2006 by and between First Professionals Insurance Company, Inc. and Physicians' Reciprocal Insurers
99.1	Press release issued by the registrant on October 2, 2006 (furnished pursuant to Item 7.01)

*Schedules and certain exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplemental copies of any of the omitted schedules and exhibits to the SEC upon request.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

The following pro forma condensed consolidated financial information is based on the historical financial statements of FPIC Insurance Group, Inc., including certain pro forma adjustments, and has been prepared to illustrate the pro forma effect of the disposition of the insurance management segment described in Items 1.01 and 2.01 of this current report on Form 8-K (the "Disposition").

- The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2005 is presented as if the Disposition had occurred as of that date.

- The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and for the years ended December 31, 2005, 2004 and 2003 assume that the Disposition occurred as of January 1, 2003.

The pro forma adjustments assume that the disposition of the registrant's PRM subsidiary was completed on September 29, 2006 at the time of the disposition of the other Insurance Management Subsidiaries and are based upon available information and assumptions that our management believes are reasonable. The unaudited consolidated statements of operations are not necessarily indicative of our future results of operations or the results of operations that might have occurred had the proposed disposition occurred as of the dates stated above. The pro forma adjustments are described in the footnotes.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with our audited financial statements and notes and the related Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included in our Form 10-K filed March 16, 2006, and our unaudited interim financial statements and the related MD&A included in our Form 10-Q filed August 8, 2006.

FPIC Insurance Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As of December 31, 2005

(in thousands, except common share data)

		Historical December 31, 2005	Deconsolidation of the Insurance Management Segment (Note 1)	Sale of Insurance Management Segment (Note 2)	Pro Forma December 31, 2005
Assets					
Investments:					
Fixed maturities available for sale, at fair value	$	617,716	—	—	617,716
Short-term investments, at fair value		46,608	—	—	46,608
Investment in Administrators for the Professions, Inc.		—	29,962	(26,798)	
				(3,164)	—
Investment in Professional Medical Administrators, LLC		—	65	(65)	—
Other invested assets		6,785	—	—	6,785
Total investments		671,109	30,027	(30,027)	671,109
Cash and cash equivalents		102,694	(8,137)	39,525	
				3,164	137,246
Premiums receivable		94,847	—	—	94,847
Accrued investment income		8,813	—	—	8,813
Reinsurance recoverable on paid losses		14,586	—	—	14,586
Due from reinsurers on unpaid losses and advance premiums		303,847	—	—	303,847
Ceded unearned premiums		14,062	—	—	14,062
Deferred policy acquisition costs		14,550	—	—	14,550
Deferred income taxes		39,319	(9,492)	—	29,827
Goodwill		18,870	(8,037)	—	10,833
Other assets		25,844	(12,969)	217	13,092
Total assets	$	1,308,541	(8,608)	12,879	1,312,812
Liabilities and Shareholders' Equity					
Policy liabilities and accruals:					
Losses and loss adjustment expenses	$	663,466	—	—	663,466
Unearned premiums		188,690	—	—	188,690
Reinsurance payable		104,577	—	—	104,577
Paid in advance and unprocessed premiums		14,468	—	—	14,468
Total policy liabilities and accruals		971,201	—	—	971,201
Long-term debt		46,083	—	—	46,083
Other liabilities		41,654	(8,608)	(61)	32,985
Total liabilities		1,058,938	(8,608)	(61)	1,050,269
Minority interest		13	—	(13)	—
Common stock, $0.10 par value, 50,000,000 shares authorized; 10,339,105 shares issued and outstanding at December 31, 2005		1,034	—	—	1,034
Additional paid-in capital		53,627	(168)	—	53,459
Unearned compensation		(1,742)	168	—	(1,574)
Retained earnings		200,902	—	12,953	213,855
Accumulated other comprehensive loss, net		(4,231)	—	—	(4,231)
Total shareholders' equity		249,590	—	12,953	262,543
Total liabilities and shareholders' equity	$	1,308,541	(8,608)	12,879	1,312,812

See accompanying notes.

FPIC Insurance Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the six months ended June 30, 2006
(in thousands, except per common share data)

		Historical June 30, 2006	Sale of Insurance Management Segment (Note 3)	Pro Forma June 30, 2006
Revenues				
Net premiums earned	$	114,819	—	114,819
Insurance management fees		22,685	(22,685)	—
Net investment income		15,438	(164)	15,274
Commission income		845	(845)	—
Net realized investment gains		170	—	170
Other income		291	(41)	250
Total revenues		154,248	(23,735)	130,513
Expenses				
Net losses and loss adjustment expenses		80,432	—	80,432
Other underwriting expenses		24,499	1,510	26,009
Insurance management expenses		16,341	(14,831)	
			(1,510)	—
Interest expense on debt		2,104	—	2,104
Other expenses		3,172	(9)	3,163
Total expenses		126,548	(14,840)	111,708
Income from continuing operations before income taxes and minority interest		27,700	(8,895)	18,805
Less: Income tax expense		8,981	(3,122)	
			(583)	5,276
Income from continuing operations before minority interest		18,719	(5,190)	13,529
Less: Minority interest loss on consolidated subsidiary		(113)	113	—
Income from continuing operations		18,832	(5,303)	13,529
Basic earnings per common share:				
Income from continuing operations	$	1.83		1.31
Basic weighted average common shares outstanding		10,296		10,296
Diluted earnings per common share:				
Income from continuing operations	$	1.75		1.26
Diluted weighted average common shares outstanding		10,751		10,751

See accompanying notes.

FPIC Insurance Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the year ended December 31, 2005
(in thousands, except per common share data)

	Historical December 31, 2005	Sale of Insurance Management Segment (Note 3)	Pro Forma December 31, 2005
Revenues			
Net premiums earned	$ 226,042	—	226,042
Insurance management fees	41,700	(41,700)	—
Net investment income	25,246	(241)	25,005
Commission income	2,000	(2,000)	—
Net realized investment losses	(980)	—	(980)
Other income	749	(108)	641
Total revenues	294,757	(44,049)	250,708
Expenses			
Net losses and loss adjustment expenses	166,657	—	166,657
Other underwriting expenses	36,440	2,827	39,267
Insurance management expenses	31,158	(28,331)	
		(2,827)	—
Interest expense on debt	3,495	—	3,495
Other expenses	8,368	(121)	8,247
Total expenses	246,118	(28,452)	217,666
Income from continuing operations before income taxes and minority interest	48,639	(15,597)	33,042
Less: Income tax expense	15,837	(5,409)	
		(1,091)	9,337
Income from continuing operations before minority interest	32,802	(9,097)	23,705
Less: Minority interest loss on consolidated subsidiary	(118)	118	—
Income from continuing operations	32,920	(9,215)	23,705
Basic earnings per common share:			
Income from continuing operations	$ 3.22		2.32
Basic weighted average common shares outstanding	10,220		10,220
Diluted earnings per common share:			
Income from continuing operations	$ 3.06		2.21
Diluted weighted average common shares outstanding	10,740		10,740

See accompanying notes.

FPIC Insurance Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the year ended December 31, 2004
(in thousands, except per common share data)

		Historical December 31, 2004	Sale of Insurance Management Segment (Note 3)	Pro Forma December 31, 2004
Revenues				
Net premiums earned	$	149,676	—	149,676
Insurance management fees		39,100	(39,100)	—
Net investment income		20,753	(126)	20,627
Commission income		6,193	(6,193)	—
Net realized investment gains		3,867	—	3,867
Other income		834	(197)	637
Total revenues		220,423	(45,616)	174,807
Expenses				
Net losses and loss adjustment expenses		125,172	—	125,172
Other underwriting expenses		12,527	3,005	15,532
Insurance management expenses		29,193	(26,188)	
			(3,005)	—
Interest expense on debt		2,564	—	2,564
Other expenses		7,645	(213)	7,432
Total expenses		177,101	(26,401)	150,700
Income from continuing operations before income taxes and minority interest		43,322	(19,215)	24,107
Less: Income tax expense		16,268	(6,882)	
			(1,159)	8,227
Income from continuing operations before minority interest		27,054	(11,174)	15,880
Less: Minority interest income on consolidated subsidiary		248	(248)	—
Income from continuing operations		26,806	(10,926)	15,880
Basic earnings per common share:				
Income from continuing operations	$	2.69		1.59
Basic weighted average common shares outstanding		9,973		9,973
Diluted earnings per common share:				
Income from continuing operations	$	2.57		1.52
Diluted weighted average common shares outstanding		10,420		10,420

See accompanying notes.

FPIC Insurance Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the year ended December 31, 2003
(in thousands, except per common share data)

		Historical December 31, 2003	Sale of Insurance Management Segment (Note 3)	Pro Forma December 31, 2003
Revenues				
Net premiums earned	$	131,665	—	131,665
Insurance management fees		26,582	(26,582)	—
Net investment income		18,401	(116)	18,285
Commission income		5,496	(5,496)	—
Net realized investment gains		2,052	—	2,052
Other income		1,039	(94)	945
Total revenues		185,235	(32,288)	152,947
Expenses				
Net losses and loss adjustment expenses		118,974	—	118,974
Other underwriting expenses		9,443	1,554	10,997
Insurance management expenses		21,241	(19,687)	
			(1,554)	—
Interest expense on debt		5,886	—	5,886
Other expenses		5,658	(213)	5,445
Total expenses		161,202	(19,900)	141,302
Income from continuing operations before income taxes and minority interest		24,033	(12,388)	11,645
Less: Income tax expense		8,606	(4,552)	
			(600)	3,454
Income from continuing operations before minority interest		15,427	(7,236)	8,191
Less: Minority interest income on consolidated subsidiary		94	(94)	—
Income from continuing operations		15,333	(7,142)	8,191
Basic earnings per common share:				
Income from continuing operations	$	1.62		0.86
Basic weighted average common shares outstanding		9,483		9,483
Diluted earnings per common share:				
Income from continuing operations	$	1.58		0.85
Diluted weighted average common shares outstanding		9,665		9,665

See accompanying notes.

Organization and Basis of Presentation

The unaudited pro forma condensed consolidated financial information is based on the historical financial statements of FPIC Insurance Group, Inc., including certain pro forma adjustments, and has been prepared to illustrate the pro forma effect of the disposition of the insurance management segment (the "Disposition").

**Note 1.   Pro Forma Condensed Consolidated Statement of Financial Position as of December 31, 2005 -
                    Deconsolidation of the insurance management segment**

The unaudited pro forma consolidated balance sheet as of December 31, 2005 is presented as if the Disposition had occurred as of that date. The pro forma adjustment reflects the deconsolidation of the assets and liabilities of the insurance management segment and presents the segment as if it had been accounted for under the equity method of accounting. The resulting investment in the insurance management segment reflects our equity in that segment.

**Note 2.   Pro Forma Condensed Consolidated Statement of Financial Position as of December 31, 2005 -
                    Sale of the insurance management segment**

The pro forma adjustment reflects the sale of the above referenced segment, including the following:

a.   Net cash received of approximately $39.5 million, representing gross cash proceeds from the sale of $40.0 million, less $0.5 million of costs related to the transaction. The pro forma adjustment reflects the utilization of the $39.5 million as additional cash as of December 31, 2005.

b.   Assumes a pre-closing distribution from the insurance management segment of $3.2 million to bring working capital of the segment of $2.9 million in accordance with the terms of the Disposition.

c.   Shareholders' equity was increased as a result of an after-tax gain of approximately $12.9 million, consisting of a before-tax gain of $12.6 million and an income tax benefit of $0.3 million. The following is a summary of the pro forma results (in millions) of the sales transaction:

Cash proceeds from sale	$	40.0
Less: Expenses of sale, principally professional fees	$	(0.4)
Less: Payments with respect to employee releases	$	(0.1)
Net proceeds from sale	$	39.5
Less: Carrying value of the Insurance Management Subsidiaries	$	(26.9)
Estimated before-tax gain on the Disposition	$	12.6
Estimated tax-effect of the Disposition	$	0.3
Estimated after-tax gain on the Disposition	$	12.9

The value of the transaction is subject to adjustment based on final agreement on the net working capital of the divested segment as of the closing date.

Note 3. Pro Forma Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2006 and the Fiscal Years Ended December 31, 2005, 2004 and 2003 -
Sale of the insurance management segment

The pro forma adjustment reflects the elimination of the revenues and expenses of the insurance management segment for the six months ended June 30, 2006 and the fiscal years ended December 31, 2005, 2004 and 2003, giving effect to the sale of the segment as if it had occurred on January 1, 2003.

a. The pro forma adjustment to other underwriting expenses reflects the reallocation of certain corporate costs previously allocated to the insurance management segment retained after the Disposition to support the insurance segment. The pro forma adjustment does not reflect cost savings that may be achieved after the Disposition.

b. The pro forma adjustment to income tax expense reflects the income taxes associated with the reallocation of certain corporate costs retained after the Disposition to support the insurance segment.

As the pro forma condensed consolidated statements of operations reflect results from continuing operations, they do not include the pro forma after-tax gain of $12.9 million on the sale of the segment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

October 2, 2006

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
       John R. Byers
       President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibits
2.1	Securities Purchase Agreement made as of September 29, 2006 by and among FPIC Insurance Group, Inc., AJB Ventures Inc. and Anthony J. Bonomo*
2.2	Mutual General Release made as of September 29, 2006 by FPIC Insurance Group, Inc. and Anthony J. Bonomo
2.3	Noncompetition Agreement made as of September 29, 2006 by FPIC Insurance Group, Inc.
2.4	Agreement Regarding Insurance made as of September 29, 2006 by First Professionals Insurance Company, Inc. and Physicians' Reciprocal Insurers
99.1	Press Release issued by the registrant on October 2, 2006 (furnished pursuant to Item 7.01)

*Schedules and certain exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplemental copies of any of the omitted schedules and exhibits to the SEC upon request.

Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (hereinafter referred to as "this Agreement") is made as of September 29, 2006, by AJB Ventures Inc., a New York corporation (hereinafter referred to as "Buyer"), Anthony J. Bonomo (hereinafter referred to as "Bonomo"), Buyer's principal shareholder, and FPIC Insurance Group, Inc., a Florida corporation (hereinafter referred to as "Seller").

RECITALS

Seller desires to sell, and Buyer desires to purchase (and Bonomo desires that Buyer purchase), all of the issued and outstanding shares (the "Shares") of capital stock of Administrators for the Professions, Inc., a New York corporation ("AFP"), Seller's 80% membership interest (the "LLC Interest") in Professional Medical Administrators, LLC, a New York limited liability company ("PMA"), and all of the issued and outstanding shares (the "PRM Shares" and, collectively with the Shares and the LLC Interest, the "Securities") of capital stock of Physicians Reciprocal Managers, Inc., a Pennsylvania corporation ("PRM"), for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. CERTAIN DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

"338 Election" shall have the meaning ascribed to such term in Section 2.6(a).

"Acquired Companies" shall mean AFP, the AFP Subsidiaries, PMA and PRM, collectively.

"AFP" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"AFP Subsidiaries" shall mean FPIC Intermediaries, Inc., a New York corporation, and Group Data Corporation, a New York corporation, jointly.

"Agreement Regarding Insurance" shall have the meaning ascribed to such term in Section 2.4(a)(vii).

"Agreement Terminating Intercompany Contracts and Accounts" shall have the meaning ascribed to such term in Section 2.4(a)(vi).

"Agreement With Certain Employees" shall have the meaning ascribed to such term in Section 2.4(a)(iv).

"Breach" shall mean, with respect to a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement, the occurrence or existence of (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision.

"Closing" shall have the meaning ascribed to such term in Section 2.3.

"Closing Date" shall have the meaning ascribed to such term in Section 2.3.

"Closing Date Balance Sheet" shall have the meaning ascribed to such term in Section 2.5(a).

"Closing Date Payment" shall have the meaning ascribed to such term in Section 2.2.

"Closing Date Working Capital" shall have the meaning ascribed to such term in Section 2.5(a).

"Consent" shall mean any approval, consent, ratification, waiver, or other authorization from any Person or under any Contract or Legal Requirement (including any Governmental Authorization).

"Contemplated Transactions" shall mean all of the transactions contemplated by this Agreement, including:

(a) the sale of the Securities by Seller to Buyer; and

(b) the execution and delivery by each of the parties thereto of the Noncompetition Agreement, each Agreement With Certain Employees, the General Release, the Agreement Terminating Intercompany Contracts, Accounts and the Agreement Regarding Insurance and other agreements referred to herein.

"Contract" shall mean any agreement, contract, obligation, commitment, promise, arrangement, understanding or undertaking (whether written or oral and whether express or implied) that is legally binding.

"Damages" shall mean all liabilities, obligations, claims, demands, damages (including governmental penalties or punitive damages), diminution in value, penalties, settlements, causes of action, costs and expenses, including, without limitation, the costs paid in connection with an indemnified party's investigation and evaluation of any claim or right asserted against such indemnified party and all reasonable attorneys', experts' and accountants' fees, expenses and disbursements and court costs including, without limitation, those incurred in connection with

2

the indemnified party's enforcement of this Agreement and the indemnification provisions of Section 5 of this Agreement.

"Domain Name Assignment" shall have the meaning ascribed to such term in Section 2.4(a)(xv).

"Encumbrance" shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"GAAP" means generally accepted accounting principles in the United States, as promulgated by the American Institute of Certified Public Accountants, consistently applied.

"General Release" shall have the meaning ascribed to such term in Section 2.4(a)(v).

"Governmental Authorization" shall mean any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body" shall mean any:

(a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign, or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(d) multi-national organization or body; or

(e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"Income Taxes" means all income Taxes (including any Taxes on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits (including state Taxes imposed on subchapter S corporations)).

"IRC" means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code of 1986, as amended, or any successor law.

"IRS" means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

"Legal Requirement" shall mean any federal, state, local, municipal, foreign, international, multinational, or other Order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"LLC Interest" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"Noncompetition Agreement" shall have the meaning ascribed to such term in Section 2.4(a)(iii).

"Officers' General Release" shall have the meaning ascribed to such term in Section 2.4(a)(ix).

"Order" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"Ordinary Course of Business" with respect to an action taken by a Person, shall mean:

(a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and

(c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

"Organizational Documents" shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the certificate of organization and the operating agreement or regulations of any limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to or restatement of any of the foregoing.

"PaPRI" shall mean Pennsylvania Physicians' Reciprocal Insurers, a Pennsylvania insurance reciprocal.

"Person" shall mean any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, joint venture, trust, association, union, entity, or other form of business organization or any Governmental Body whatsoever.

"PMA" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"PRI" shall mean Physicians' Reciprocal Insurers, a New York insurance reciprocal.

"PRM" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"PRM Closing" shall have the meaning ascribed to such term in Section 2.8.

"PRM Consent" shall have the meaning ascribed to such term in Section 2.4(a)(xii).

"PRM Purchase Price" shall have the meaning ascribed to such term in Section 2.2.

"PRM Shares" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"Proceeding" shall mean any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Purchase Price" shall have the meaning ascribed to such term in Section 2.2.

"Related Person" means, with respect to a particular individual:

(a) each other member of such individual's Family;

(b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

(c) any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

(d) any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, managing member, executor, or trustee (or in a similar capacity); and,

with respect to a specified Person other than an individual:

(i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(ii) any Person that holds a Material Interest in such specified Person;

(iii) each Person that serves as a director, officer, partner, managing member, executor, or trustee of such specified Person (or in a similar capacity);

(iv) any Person in which such specified Person holds a Material Interest;

(v) any Person with respect to which such specified Person serves as a general partner, managing member or a trustee (or in a similar capacity); and

(vi) any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse and former spouses, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 35% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 35% of the outstanding equity securities or equity interests in a Person.

"Representative" with respect to a particular Person, means any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

"Securities" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"Seller's Closing Documents" shall have the meaning ascribed to such term in Section 3.2(a).

"Services Agreement" shall have the meaning ascribed to such term in Section 2.4(a)(xi).

"Shares" shall have the meaning ascribed to such term in the Recitals of this Agreement.

"Retained Subsidiaries" means each Subsidiary of Seller other than the Acquired Companies.

"Subsidiary" shall mean with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

"Taxes" means, with respect to any Person, (i) all Income Taxes and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties and other taxes, fees, assessments or charges of any kind whatsoever, together with all interest and penalties, additions to tax, and other additional amounts imposed by any taxing authority (domestic or foreign) on such Person, and (ii) any liability for the payment of any amount of the type described in the foregoing clause (i) as a result of (A) being a "transferee" (within the meaning of Section 6901 of the IRC or any other applicable law) of another Person, (B) being a member of an affiliated, combined or consolidated group, or (C) a Contract.

"Transition Agreement") shall have the meaning ascribed to such term in Section 2.4(a)(xvi).

"Working Capital Adjustment" shall have the meaning ascribed to such term in Section 2.5(c).

2.   SALE AND TRANSFER OF SECURITIES; CLOSING; PRM CLOSING

2.1 SECURITIES

Subject to the terms and conditions of this Agreement, at the Closing or the PRM Closing, as the case may be, Seller will sell and transfer good title to the Securities to Buyer free and clear of all Encumbrances, and Buyer will purchase, and Bonomo will cause Buyer to purchase, the Securities from Seller.

2.2 PURCHASE PRICE

(a) As full consideration for the Securities, Buyer shall pay to Seller the sum of Forty Million Dollars ($40,000,000) (the "Purchase Price"). The Purchase Price shall be subject to adjustment pursuant to the terms of Section 2.5. At the Closing, Buyer shall pay to Seller, in respect of the Shares and the LLC Interest, as an advance of and on account of the Purchase Price the sum of Thirty-Nine Million Nine Hundred Seventy-Five Thousand Dollars ($39,975,000) (the "Closing Date Payment").

(b) Buyer shall pay to Seller at the PRM Closing, on account of the Purchase Price, the sum of Twenty-Five Thousand Dollars ($25,000) (the "PRM Purchase Price") in respect of the PRM Shares.

2.3 CLOSING

The purchase and sale of the Shares and the LLC Interest (the "Closing") provided for in this Agreement will take place at the offices of Buyer's counsel on the date hereof (the "Closing Date"), effective as of the close of business on the Closing Date.

2.4 CLOSING OBLIGATIONS

(a)   <u>Seller Deliveries</u>. At the Closing, Seller will deliver, or caused to be delivered, to Buyer:

(i) the certificate or certificates representing the Shares, accompanied by duly executed stock powers in a form mutually agreeable to Seller and Buyer transferring the Shares to Buyer;

(ii) an assignment of the LLC Interest in a form of mutually agreeable to Seller and

Buyer, executed by Seller;

(iii) a noncompetition agreement in a form mutually agreeable to Seller and Buyer (the "Noncompetition Agreement"), executed by Seller;

(iv) a separate agreement in a form mutually agreeable to Seller and Buyer (each, an "Agreement With Certain Employees"), regarding agreements with, and a release of claims by, each of the employees of the Acquired Companies listed in Schedule 2.4(a)(iv) who has executed a counterpart Agreement with Certain Employees and delivered it to Buyer for delivery to Seller pursuant to Section 2.4(b)(ii), executed by Seller;

(v) a mutual general release in a form mutually agreeable to Seller and Buyer (the "General Release") between Seller and each of the Retained Subsidiaries, on the one hand, and Bonomo, on the other hand, executed by Seller and Bonomo;

(vi) an agreement terminating all pre-Closing Contracts, and releasing and extinguishing all pre-Closing intercompany accounts, between one or more of the Acquired Companies, on the one hand, and Seller and/or one or more of the Retained Subsidiaries, on the other hand, in a form mutually agreeable to Seller and Buyer (the "Agreement Terminating Intercompany Contracts and Accounts"), executed by Seller and each of the Retained Subsidiaries;

(vii) an agreement regarding certain reinsurance and commutation matters in a form mutually agreeable to Seller and Buyer (the "Agreement Regarding Insurance") with PRI, executed by First Professionals Insurance Company, Inc.

(viii) the resignations of John Byers, Charles Divita III and Peggy Parks as officers, directors, managers and governors, as applicable, of the Acquired Companies (other than PRM), PRI and PaPRI;

(ix) a mutual general release in a form mutually agreeable to Seller and Buyer (the "Officers' General Release") between John Byers, Charles Divita III and Peggy Parks, on the one hand, and PRI and each of the Acquired Companies (other than PRM), on the other hand, executed by John Byers, Charles Divita III and Peggy Parks;

(x) a certificate executed by the Secretary or an Assistant Secretary of Seller certifying on behalf of Seller as of the Closing Date (A) a true and correct copy of all requisite resolutions or actions of Seller's board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder, and (B) incumbency matters;

(xi) an Amended and Restated Services Agreement in a form mutually agreeable to Seller and Buyer (the "Services Agreement"), between PRM and AFP, executed by PRM;

(xii) a Consent of PRM, in a form mutually agreeable to Seller and Buyer (the "PRM Consent") to the transfer of the LLC Interest, executed by PRM;

(xiii) an assignment to PMA of all right, title and interest, if any, of First Professionals

Insurance Company, Inc. in accounts receivable from, or other rights to receive payment or credits from, the Pennsylvania Medical Care Availability and Reduction of Error Fund arising from activities preceding the Closing Date;

(xiv) if requested by Buyer, the 338 Election;

(xv) an assignment of all right, title and interest, if any, of Seller in the "medmal.com," "pri.com" and "primedmal.com" domain names subject to retention of a limited, non-exclusive license with respect to the "medmal" domain name, in a form mutually agreeable to Seller and Buyer (the "Domain Name Assignment"), executed by Seller; and

(xvi) an Agreement for IT Transition Services between Buyer and the Acquired Companies, on the one hand, and Seller and/or one or more of the Retained Subsidiaries, on the other hand, in a form mutually agreeable to Seller and Buyer (the "Transition Agreement"), executed by Seller, PRM and each of the Retained Subsidiaries, executed by Seller and such Retained Subsidiaries.

(b) Buyer Deliveries. At the Closing, Buyer will deliver or cause to be delivered to Seller:

(i) the Closing Date Payment by wire transfer of immediately available funds to the account set forth on Schedule 2.4(b)(i);

(ii) each Agreement With Certain Employees in Buyer's possession that has been executed by an individual listed in Schedule 2.4 (a)(iv);

(iii) the General Release, executed by Bonomo and each of the Acquired Companies (other than PRM);

(iv) the Agreement Terminating Intercompany Contracts and Accounts, executed by each of the Acquired Companies (other than PRM);

(v) the Agreement Regarding Insurance, executed by PRI, together with a copy of the application submitted to the New York State Department of Insurance for its Consent to the commutation transactions contemplated by the Agreement Regarding Insurance;

(vi) a Consent in a form mutually agreeable to Seller and Buyer with respect to the transfer of the LLC Interest, executed by the Estate of Glenn Goldberg and PRI;

(vii) the Officers' General Release, executed by each of the Acquired Companies (other than PRM);

(viii) the Services Agreement, executed by AFP;

(ix) the Domain Name Assignment, executed by Buyer;

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(x) a certificate executed by the Secretary or an Assistant Secretary of Buyer certifying on behalf of Buyer as of the Closing Date (A) a true and correct copy of all requisite resolutions or actions of Buyer's board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated thereunder, and (B) incumbency matters;

(xi) evidence that PRI's Board of Governors has authorized the execution, delivery and performance by PRI of the Agreement Regarding Insurance;

(xii) evidence that letter of credit number F503274 issued by SunTrust Bank for the benefit of 111 East Shore LLC has been terminated and that no draw had been made under such letter of credit prior to its termination and that Seller has no liability or potential liability in respect of the letter of credit securing tenant's obligations with respect to AFP's Lake Success office and

(xii) The Transition Services Agreement, executed by Buyer and the Acquired Companies.

2.5 DELIVERY OF CLOSING DATE BALANCE SHEETS; WORKING CAPITAL ADJUSTMENT

(a) Seller will prepare (in accordance with Company Accounting Principles) and will cause PriceWaterhouseCoopers LLC, Seller's certified public accountants, and Buyer will prepare (in accordance with Company Accounting Principles) and will cause Buyer's certified public accountants, to audit a combined balance sheet of the Acquired Companies (other than PRM), classified as to current and non-current assets and liabilities, as of the Closing Date and as at the time immediately prior to the time of Closing but following and reflecting the transactions and payments contemplated by the Agreement Terminating Intercompany Contracts and Accounts (each, a "Closing Date Balance Sheet"). Seller and Buyer each will deliver its respective Closing Date Balance Sheet to the other within sixty days after the Closing Date (the "Closing Date Balance Sheet Delivery Period").

(b) If Seller's and Buyer's Closing Date Balance Sheets show the same Adjusted Working Capital, then the "Closing Date Working Capital" will mean the Adjusted Working Capital reflected in the Closing Date Balance Sheets. If Seller's and Buyer's Closing Date Balance Sheets do not show the same Adjusted Working Capital, then, unless Buyer and Seller otherwise agree in writing within fifteen days following the end of the Closing Date Balance Sheet Delivery Period, the issues in dispute may be submitted to Ernst & Young or such other firm of certified public accountants as the parties may mutually agree (the "Accountants") for resolution. Either or both of Buyer and Seller may elect to make such submission, with each party making such a submission providing a copy of its submission to the other party. If the dispute is submitted to the Accountants then, in such event (i) each party will furnish to the Accountants (x) its own Closing Date Balance Sheet either with its submission to the Accountants if such party is a submitting party or within five (5) business days of receipt of the other party's notice of submission of the dispute to the Accountants and (y) thereafter, promptly upon demand, such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party (or its independent public accountants), (ii) Buyer and Seller will request the Accountants to hold and conduct a hearing at which each of Buyer and Seller and their respective representatives shall have an equal opportunity to present their position, to present to the Accountants any material relating to the determination and to answer questions of the Accountants; (iii) the determination by the Accountants, as set forth in a notice delivered to both parties by the Accountants accompanied by a Closing Date Balance Sheet reflecting such determination, will be binding and conclusive on the parties and then the "Closing Date Working Capital" will mean the Adjusted Working Capital, reflected in the Closing Date Balance Sheet accompanying the Accountants' notice of determination; and (iv) Buyer and Seller will each bear 50% of the fees and costs of the Accountants for such determination.

(c) If the Closing Date Working Capital is greater than $2,875,000, Buyer will, and Bonomo will cause Buyer to, pay the difference to Seller, and if the Closing Date Working Capital is less than $2,875,000, Seller will pay the difference to Buyer, in each case as an adjustment to the Purchase Price (the "Working Capital Adjustment"). Such payment will be made, together with interest at the rate of 8% per annum compounded daily beginning on the Closing Date and ending on the date of payment, on or before the tenth business day following the final determination of the Closing Date Working Capital, by wire transfer of immediately available funds to the account designated by the receiving party in writing for such purpose.

(d)   For purposes of this Section 2.5, the following definitions shall apply:

(i)   "Adjusted Current Assets" shall mean the combined current assets of the Acquired Companies (other than PRM) as determined in accordance with the Company Accounting Principles.

(ii)   "Adjusted Current Liabilities" shall mean the combined current liabilities of the Acquired Companies (other than PRM) as determined in accordance with the Company Accounting Principles; but shall specifically include all tax liabilities payable under or in connection with the state tax returns of the Acquired Companies (excluding consolidated tax returns of Seller that include any of the Acquired Companies) to be filed in accordance with Section 6.5 relating to and accruing for periods prior to the Closing Date.

(iii)   "Adjusted Working Capital" shall mean Adjusted Current Assets less Adjusted Current Liabilities.

(iv)   "Company Accounting Principles" shall mean GAAP, as further defined to reflect the principles and methods of AFP and PMA utilized in the preparation of their respective financial statements as of and for the year ended December 31, 2005, and further adjusted to reflect the following:

(A)   the accounts receivable due to PMA and the other Acquired Companies from the Pennsylvania Medical Care Availability and Reduction of Error Fund shall be deemed to equal $2,103,500 and to be fully collectible on a current basis with no reserve applied against such accounts receivable;

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(B)   the accounts payable by PMA to PRI shall be deemed to equal $1,674,000 and to be payable on a current basis with no adjustment;

(C)   there shall be deemed to be no accounts payable or other current liabilities of any of the Acquired Companies (other than PMA as provided in clause (B) above) to PRI relating to the accounts receivable due to PMA and the other Acquired Companies from the Pennsylvania Medical Care Availability and Reduction of Error Fund;

(D)   there shall be deemed to be no accounts payable or other obligations or liabilities of any of the Acquired Companies to or on behalf of FPIC or any of the Retained Subsidiaries and there shall be deemed to be no accounts payable or other current obligations or liabilities of any of the Acquired Companies to or on behalf of Juma Technology, Hanna Carpet or Office Worx;

(E)   there shall be deemed to be no accounts receivable or other obligations or liabilities owed by FPIC or any of the Retained Subsidiaries to or on behalf of any of the Acquired Companies;

(F)   all payments and distributions by and of the Acquired Companies to FPIC or any of the Retained Subsidiaries on or prior to the Closing Date shall be reflected either as payments in respect of preexisting liabilities owed to such Persons to the extent thereof, with any excess reflected as a dividend or return of capital, as the case may be; and

(G)   other than as set forth on Schedule 2.5(d)(iv)(G), in respect of the period between and including July 1, 2006 and the Closing Date there shall not be recognized (i) any conversion of any current asset into, or any incurrence of an account payable or other current liability for, a capital or other non-current asset, (ii) any payment prior to, or shortening of, the due date of any non-current liability or obligation of any of the Acquired Companies.

2.6 TAX ELECTION; ALLOCATION OF PURCHASE PRICE

(a) At Buyer's request, Seller and Buyer shall timely make and file with the IRS an election pursuant to Section 338(h)(10) of the IRC (and any corresponding elections under the laws of Florida and of any other state in which Seller files income tax returns on a consolidated basis with AFP) to treat the purchase of the Shares by Buyer as an acquisition by Buyer of the assets of AFP and the AFP Subsidiaries for federal (and applicable state) income tax purposes. In order to effect the election under Section 338(h)(10), Buyer shall prepare, and Seller shall execute and deliver to Buyer at Closing, IRS Form 8023 with respect to the purchase of AFP and AFP Subsidiaries (the "338 Election").

(b) Buyer and Seller agree that the amount of the Purchase Price allocated to the Shares is $39,225,000 and the amount of the Purchase Price allocated to the LLC Interest is **$750,000.**

(c) Within ninety (90) days after the determination of the Closing Date Working Capital pursuant to Section 2.5, Buyer shall provide to Seller a schedule calculating the aggregate deemed sales price for AFP and AFP Subsidiaries as defined under Treasury Regulation §1.338-

4 (the "ADSP") and the allocation of the ADSP among the assets of AFP and AFP Subsidiaries in accordance with Treasury Regulation §1.338-6 (the "Allocation") within 120 days of the Closing Date. Buyer agrees that in no event will the Allocation allocate less than $26 million of the ADSP to goodwill and $0.7 million of the ADSP to pre-Closing intangibles relating to non-competition. Seller and Buyer each covenant to file all federal, state, local or foreign income tax returns in a manner not inconsistent with the ADSP and the Allocation. As soon as reasonably practicable following the preparation of the Allocation by Buyer, the parties shall exchange completed IRS Forms 8883, prepared in accordance with the Allocation, which they shall use to report the transactions contemplated under this Agreement to the IRS. The parties agree to consult with one another, to the extent legally permissible and practicable, with respect to any examination, claim for refund or any contest (administrative or judicial) of any adjustment to any return relating to the Allocation. Bonomo will cause Buyer to perform each of its obligations contained in this Section 2.6.

2.7 PRICE PROTECTION

In the event that at any time on or before December 31, 2011, as a result of one or more transactions ("Disposition Transactions"), Bonomo and/or his Related Persons (collectively with Bonomo, the "Bonomo Group") sell or otherwise transfer to a third-Person or to Buyer or any of its Related Persons) any part of their directly or indirectly owned equity interests in the Buyer, the Acquired Companies or their successors, taken as a whole, acquired by Bonomo on or before the Closing Date, or the Buyer or the Acquired Companies sell, assign or otherwise transfer to a third-Person (either directly or through a transfer to one or more members of the Bonomo Group and thereafter a transfer by one or more members of the Bonomo Group to a third-Person) any of the net (after related expenses) economic benefits of providing management services to PRI or its successors whether under the Amended and Restated Management Agreement dated January 1, 1999, as amended, between AFP and PRI or otherwise (all such equity interests and economic benefits being hereinafter in this Section 2.7 referred to as "Equity"), then Bonomo and/or the Acquired Companies (with joint and several liability among Bonomo and the Acquired Companies) shall pay to Seller, by wire transfer of immediately available funds to the account designated by Seller to Buyer in writing for such purpose, within ten days of the consummation of the relevant Disposition Transaction, an amount equal to the Applicable Percentage (as defined below in this Section 2.7) of the Excess Proceeds (as defined below in this Section 2.7) when and as the Excess Proceeds are received by or otherwise directly or indirectly inure to the benefit (e.g., through equity ownership of an entity that receives the proceeds) of any member of the Bonomo Group. For purposes of this Section 2.7, neither the incurrence or issuance of debt or debt securities by Buyer or any Affiliated Companies, the issuance of equity securities by Buyer or any Affiliated Companies to third-Persons, the subsequent redemption of any such equity securities, nor foreclosures on Equity pledged or otherwise hypothecated by a member of the Bonomo Group will be treated as Disposition Transactions, except to the extent the proceeds of such transactions are distributed or transferred to Bonomo. In furtherance of the foregoing provisions of this Section 2.7, the term "Disposition Transactions" shall also include any transaction that is in substance a Disposition Transaction but the strict form of which is not otherwise a Disposition Transaction to the extent that a substantial purpose of the form of such transaction is to avoid the provisions of this Section 2.7.

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For purposes of this Section 2.7:

(x)   "Applicable Percentage" shall mean the following:

Date of Triggering Event	Applicable Percentage
On or prior to December 31, 2007	50%
After December 31, 2007 and on or prior to December 31, 2008	40%
After December 31, 2008 and on or prior to December 31, 2009	30%
After December 31, 2009 and on or prior to December 31, 2010	20%
After December 31, 2010 and on or prior to December 31, 2011	10%

(y) "Excess Proceeds" means the Value of all consideration directly or indirectly payable to or for the benefit of a member of the Bonomo Group, including but not limited to the Bonomo Group's aggregate, pro rata, indirect ownership of all consideration payable to or inuring to the benefit of the Buyer or any of the Acquired Companies or their affiliates, in respect of Disposition Transactions, whenever received, to the extent such Value exceeds $400,000 for each 1% of Equity transferred for such consideration. Notwithstanding the foregoing, (i) no proceeds of any sale of assets or issuance of debt or equity securities by Buyer or any of the Acquired Companies shall be deemed to be payable to or for the benefit of any member of the Bonomo Group if and to the extent such proceeds are paid to and used in the operations of Buyer or the Acquired Companies, and (ii) no payments to Bonomo of reasonable compensation for services rendered in the ordinary course of the business of Buyer or any of the Acquired Companies shall be deemed to be Excess Proceeds or otherwise subject to this section. For purposes of this definition, "Value" means the amount of any cash or cash equivalents *plus* the fair market value of any other securities or assets *plus* the amount of any indebtedness incurred by Buyer or the Acquired Companies in connection with the acquisition of the Securities that the transferee directly or indirectly acquires or takes the transfer subject to or provides funds (not otherwise reflected in Value) for the repayment thereof.

2.8 PRM CLOSING

(a)   The purchase and sale of the PRM Shares (the "PRM Closing") provided for in this Agreement will take place at the offices of Buyer's counsel following, and subject to, the receipt by Buyer of all requisite approvals of the Pennsylvania Insurance Department necessary to allow such sale (the "PA Approvals") on a date mutually agreeable to Seller and Buyer and in the absence of such approval on the fifth business day after the receipt by Buyer of the last PA

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Approval, effective as of the close of business on such date (the "PRM Closing Date").

(b) Buyer covenants and agrees to file promptly after the date hereof all necessary applications for PA Approvals and to use reasonable commercial efforts to obtain the PA Approvals as quickly as reasonably practicable. If the PRM Closing does not occur by December 31, 2006, Seller may cause PRM to seek to obtain PaPRI's agreement to terminate PRM's Attorney-in-Fact Agreement with PaPRI and Buyer shall use reasonable commercial efforts to assist Seller with respect thereto. If Seller nevertheless is unsuccessful in such efforts for more than 60 days, at Seller's request Buyer shall use reasonable commercial efforts to find as quickly as reasonably possible a new attorney-in-fact for PaPRI, acceptable to the Pennsylvania Insurance Department, to replace PRM, in which event Buyer may elect not to purchase PRM by written notice to Seller.

2.9 PRM CLOSING OBLIGATIONS

(a) At the PRM Closing, Seller will deliver, or cause to be delivered, to Buyer the following:

(i) certificate or certificates representing the PRM Shares, accompanied by duly executed stock powers in substantially the form of stock power delivered pursuant to Section 2.4(a)(i), transferring the PRM Shares to Buyer; and

(ii) instruments and documents referenced in Section 2.4(a)(vi), (viii) and (ix) substituting PRM for AFP and the AFP Subsidiaries.
.

(b) At the PRM Closing, Buyer will pay the PRM Purchase Price to Seller by wire transfer of immediately available funds to the account set forth on Schedule 2.4(b)(i).

(c) Seller represents, covenants and agrees with Buyer that upon the PRM Closing, PRM will have $25,000 in cash assets (and all other assets existing on the Closing Date and all pre-tax income realized between the Closing Date and the PRM Closing Date) and will have no liabilities that were incurred on or after the Closing Date other than obligations and liabilities in respect of documents and instruments executed and delivered by PRM on the Closing Date as expressly contemplated by this Agreement.

3. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

3.1 ORGANIZATION OF SELLER AND ACQUIRED COMPANIES

Seller is a corporation duly organized and validly existing under the laws of the State of Florida. Each of the Acquired Companies is duly organized and validly existing under the laws of Pennsylvania (with respect to Physicians Reciprocal Managers, Inc.) or the State of New York (with respect to the other Acquired Companies).

3.2 AUTHORITY; NO CONFLICT; CONSENTS

(a) Seller's execution and delivery of this Agreement, and Seller's and each Retained Subsidiary's execution of the agreements, documents and instruments to be delivered hereunder by Seller and the Retained Subsidiaries pursuant to Section 2.4(a) (collectively, "Seller's Closing Documents") to which it is or will be a party, and the performance by Seller and the Retained Subsidiaries of their respective obligations hereunder and thereunder, have been duly and validly authorized by all requisite action on the part of Seller and each of the Retained Subsidiaries (including in each case its board of directors). The Board of Directors (or, in the case of PMA, the Managing Member) of each of the Acquired Companies has duly and validly authorized the relevant Acquired Company's execution, delivery and performance of this Agreement and the agreements, documents and instruments to be executed hereunder by such Acquired Company. This Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms. Upon the execution and delivery by Seller and the Retained Subsidiaries of Seller's Closing Documents, Seller's Closing Documents will constitute the legal, valid, and binding obligations of Seller and the Retained Subsidiaries, as applicable to each, enforceable against each in accordance with their respective terms. Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement, and Seller and the Restricted Subsidiaries have the absolute and unrestricted right, power, authority, and capacity to execute and deliver Seller's Closing Documents, and to perform their respective obligations under this Agreement and Seller's Closing Documents.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of Seller's or any Retained Subsidiary's Organizational Documents, or (B) any resolution adopted by the board of directors or the stockholders of Seller or any Retained Subsidiary or any Acquired Company; or

(ii) assuming the correctness of Buyer's and Bonomo's representations and warranties contained in Section 4.2 with respect to the Buyer-Related Signers, contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Seller or any of the Retained Subsidiaries may be subject or any Contract to which any of them is a party or by which any of them may be bound.

(c) Neither Seller nor any of the Retained Subsidiaries is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions; provided the Consents contemplated by Section 2.5 are delivered on or prior to the Closing.

3.3 THE SECURITIES

Seller (i) is the lawful owner, of record and beneficially, of the Securities, and (ii) has good and marketable title to the Securities, free and clear of any and all Encumbrances whatsoever and with no restriction on the voting rights and other incidents of record and beneficial ownership pertaining thereto, other than as set forth in the Operating Agreement of PMA. Except for this Agreement and, with respect to the LLC Interest, the Operating Agreement of PMA, there are no Contracts between Seller and any other Person with respect to the acquisition, disposition, transfer, registration or voting of, or any other matters in any way pertaining or relating to, any of the Securities. The Securities comprise Seller's entire ownership interest in the Acquired Companies.

3.4 CAPITALIZATION

The authorized capital stock of AFP is Two Hundred (200) shares of Common Stock of which Ninety-Eight (98) are outstanding, and there are no warrants options, agreements or granted any rights issued to or held by or with any Person to acquire any shares or interests in AFP. All such outstanding shares are duly and validly issued and outstanding, fully paid and non-assessable, and are held of record and beneficially by Seller without Encumbrance. The LLC Interest represents eighty percent (80%) of the membership interests in PMA, and there are no warrants or options, or (except to the extent set forth in the Operating Agreement of PMA with respect to the LLC Interest) agreements or rights, issued to or held by or with any Person to acquire any units or interests in PMA.

3.5 NO CONTRACTS RESTRICTING ACQUIRED COMPANIES

There are no Contracts between Seller or any of the Acquired Companies and any third Person that restrict the rights of the Acquired Companies to do business in any way in any geographic location or region.

3.6 NO ACTIONS CREATING CERTAIN LIABILITIES

Neither Seller nor any of its officers has taken any action that created any existing liability, obligation or commitment, fixed or contingent, of AFP without the actual knowledge of AFP's board of directors.

3.7 LEASES, LICENSES AND EQUIPMENT

Neither Seller nor any of the Retained Subsidiaries leases or licenses any of their assets to any of the Acquired Companies or permits any of the Acquired Companies to use any of the equipment or other physical assets of Seller or any of the Retained Subsidiaries, as contrasted to the Acquired Companies' use of computer software licenses, insurance coverages and similar items available to the Acquired Companies as subsidiaries of Seller under master agreements covering Seller and its subsidiaries generally.

3.8 BROKERS OR FINDERS

Seller and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement or any of the Contemplated Transactions and will indemnify and hold Buyer harmless from any such payment alleged to be due by or through Seller as a result of the action of Seller or its officers or agents.

3.9 TAX FILINGS

Seller has filed a consolidated federal income tax return with AFP, PRM and the AFP Subsidiaries for the taxable year ended December 31, 2005, and is eligible to make an election under §338(h)(10) of the IRC.

3.10 TAX ELECTIONS

Seller represents and warrants that during the period Seller has owned the LLC Interest, PMA has not made an election pursuant to Treasury Regulation §301.7701-3 to be treated as an association taxable as a corporation for all or any part of such period.

4.   REPRESENTATIONS AND WARRANTIES OF BUYER AND BONOMO

Buyer and Bonomo acknowledge to Seller that Bonomo is President and Chief Executive Officer of each of the Acquired Companies and a member of the board of directors or other governing body of each of the Acquired Companies, and has held such positions or other senior executive officer and or/board of directors or governing body positions for more than ten years, well before Seller's acquisition of the Acquired Companies in 1999, as a result of which Bonomo, and Buyer through Bonomo, have full knowledge regarding the Acquired Companies and their businesses, operations and financial matters, in many respects greater than the knowledge of Seller and Seller's officers or directors with respect to such matters. Consequently, (i) neither Buyer nor Bonomo requires or seeks with respect to the Acquired Companies representations or warranties from Seller of the kind customarily given by sellers in stock purchase or similar agreements; and (ii) Seller does seek, and Buyer and Bonomo are willing to provide Seller with, certain representations and warranties regarding the Acquired Companies in this Article 4 that Buyer and Bonomo are in a better position than Seller to provide.

Buyer and Bonomo, jointly and severally, represent and warrant to Seller as follows:

4.1 ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of New York.

4.2 AUTHORITY; NO CONFLICT; CONSENTS

(a) Buyer's and Bonomo's execution and delivery of this Agreement, and Buyer's, Bonomo's, PRI's and the Acquired Companies' (other than PRM) (collectively, the "Buyer-Related Signers") execution of the agreements, documents and instruments to be delivered by the

Buyer-Related Signers pursuant to Section 2.4(b) (collectively, "Buyer's Closing Documents") to which it is or will be a party, and the performance by the Buyer-Related Signers of their respective obligations hereunder and thereunder, have been duly and validly authorized by all requisite action on the part of the Buyer-Related Signers (including in each applicable case its board of directors or similar governing body). This Agreement constitutes the legal, valid, and binding obligation of Buyer and of Bonomo, enforceable against Buyer and Bonomo in accordance with its terms. Upon the execution and delivery by the Buyer-Related Signers of Buyer's Closing Documents, Buyer's Closing Documents will constitute the legal, valid, and binding obligations of the Buyer-Related Signers, as applicable to each, enforceable against each in accordance with their respective terms. Buyer and Bonomo each has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement, and the Buyer-Related Signers have the absolute and unrestricted right, power, authority, and capacity to execute and deliver Buyer's Closing Documents, and to perform their respective obligations under this Agreement and Buyer's Closing Documents

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of Buyer's or PRI's (other than AFP's) Organizational Documents, or (B) any resolution adopted by the board of directors (or similar governing body) or the owners of Buyer or PRI; or

(ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Buyer, PRI or any of the Acquired Companies (other than PRM) may be subject or any Contract to which any of them is a party or by which any of them may be bound.

(c) Neither Buyer, PRI nor any of the Acquired Companies (other than PRM) is or will be required to make any filing with, give any notice to or obtain any Consent from, the New York State Insurance Department in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions except any filings, notices and Consents that have been completed and obtained as of the date hereof.

4.3 INVESTMENT INTENT

Buyer is acquiring the Securities for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933.

4.4 BROKERS OR FINDERS

Buyer and its officers and agents, and Bonomo and his agents, have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement or any of the Contemplated Transactions and will indemnify and hold Seller harmless from any such payment alleged to be due by or through

Buyer or Bonomo as a result of the action of Buyer or its officers or agents or Bonomo or his agents.

5. INDEMNIFICATION; REMEDIES

5.1 SURVIVAL

All representations, warranties, covenants, and obligations in this Agreement and any certificate or document delivered pursuant to this Agreement will survive the Closing.

5.2 INDEMNIFICATION AND PAYMENT OF DAMAGES BY SELLER

From and after the Closing Date, Seller will indemnify and hold harmless Buyer, and its officers, directors, employees, shareholders, successors and assigns, in their capacities as such, from and against all Damages that may be imposed upon, incurred by or asserted against any of them arising, directly or indirectly, from or in connection with:

(a) any Breach of any representation or warranty made by Seller in this Agreement (as if such representation or warranty were made on and as of the Closing Date) or in any certificate or document delivered pursuant to this Agreement;

(b) any Breach by Seller of any of its covenants or obligations in this Agreement;

(c) any Tax for which any of the Acquired Companies (including PRM) may be liable by reason of having been part of a consolidated group including Seller on or before the Closing Date and any state income Tax for which any of the Acquired Companies (including PRM) may be liable in respect of any taxable period ending on or prior to the Closing Date that exceeds amounts accrued in respect of state income Taxes on the Closing Date Balance Sheet (including amounts accrued thereon in respect of such Taxes of PRM, which accrued Tax liabilities of PRM were assumed by AFP prior to the Closing); or

(d) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any Contract alleged to have been made by any such Person with Seller (or any Person acting on its behalf) in connection with any of the Contemplated Transactions.

5.3 INDEMNIFICATION AND PAYMENT OF DAMAGES BY BUYER AND BONOMO

Buyer and Bonomo, jointly and severally, will indemnify and hold harmless Seller, and its officers, directors, employees, shareholders, successors and assigns, in their capacities as such, from and against all Damages that may be imposed upon, incurred by or asserted against any of them arising, directly or indirectly, from or in connection with:

(a) any Breach of any representation or warranty made by Buyer and Bonomo in this Agreement or in any certificate or document delivered pursuant to this Agreement;

(b) any Breach by Buyer or Bonomo of any of its or his covenants or obligations in this

Agreement;

(c) any claim against Seller or any of the Retained Subsidiaries relating to the business or operations of, or policies of insurance issued by, PRI, whether before, on or after the Closing Date other than policies of insurance issued by PRI and assumed by any of the Retained Subsidiaries pursuant to a reinsurance treaty between PRI and such Retained Subsidiary; or

(d) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any Contract alleged to have been made by any such Person with Buyer or Bonomo (or any Person acting on its or his behalf) in connection with any of the Contemplated Transactions.

5.4 TIME LIMITATIONS

Seller will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with on the Closing Date or the PRM Closing Date, as the case may be, unless on or before the first anniversary of the Closing Date Buyer notifies Seller of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer. Buyer and Bonomo will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with on the Closing Date or the PRM Closing Date, as the case may be, unless on or before the first anniversary of the Closing Date Seller notifies Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Seller. A claim for indemnification (including without limitation a claim in respect of Seller's indemnities under Section 5.2(c)) or reimbursement not based upon any representation or warranty, or upon any covenant or obligation to be performed and complied with on the Closing Date or the PRM Closing Date, as the case may be, may be made at any time subject to any applicable statute of limitations or other Legal Requirement.

5.5 PROCEDURE FOR INDEMNIFICATION--THIRD PARTY CLAIMS

(a) Promptly after receipt by an indemnified party under Section 5.2 or Section 5.3 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party's failure to give such notice.

(b) If any Proceeding referred to in Section 5.5(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such

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Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article 5 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

(c) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

5.5 PROCEDURE FOR INDEMNIFICATION--OTHER CLAIMS

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom or which indemnification is sought.

6. GENERAL PROVISIONS

6.1 EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of its Representatives. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

6.2 NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile or electronic mail, provided that a copy is mailed by registered or certified mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and telecopy numbers as a party may designate by notice to the other parties):

Seller: FPIC Insurance Group, Inc.
        225 Water Street, Suite 1400
        Jacksonville, Florida 32202
        Attn: Charles Divita, Chief Financial Officer
        Telephone: 904-360-3611
        Facsimile: 904-475-1159
        E-mail: chuck.divita@fpic.com

        With a copy to:

        Kirschner & Legler, P.A.
        300A Wharfside Way
        Jacksonville, Florida 32207
        Attn: Kenneth M. Kirschner, Esq.
        Telephone: 904-346-3200
        Facsimile: 904-346-3299
        E-mail: kmkirschner@leglerlaw.com

Buyer or Bonomo: AJB Ventures Inc.
        c/o Administrators for the Professions, Inc.
        111 East Shore Road
        Manhasset, New York 11030
        Telephone: 516-365-6690 X373
        Facsimile: 516-365-0937
        E-mail: a.bonomo@medmal.com

        With a copy to:

        Pepper Hamilton LLP
        400 Berwyn Park
        899 Cassatt Road
        Berwyn, Pennsylvania 19312
        Attn: A. John May III
        Telephone: 610-640-7819
        Facsimile: 610-640-7835
        E-mail: mayj@pepperlaw.com

6.3 JURISDICTION; SERVICE OF PROCESS

ANY JUDICIAL PROCEEDINGS RELATING TO THIS AGREEMENT SHALL BE PROSECUTED IN THE FEDERAL COURTS IN THE LOCATION OF THE DEFENDANT BUYER OR SELLER, AS THE CASE MAY BE AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION AND VENUE OF SUCH COURTS. Each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding shall be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith. THE PARTIES HERETO WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY'S RIGHTS UNDER THIS AGREEMENT. THE FOREGOING WAIVER OF THE RIGHT TO A JURY TRIAL IS MADE KNOWINGLY, VOLUNTARILY AND INTENTIONALLY. Process in any action or proceeding referred to in this Section 6.3 may be served on any party anywhere in the world.

6.4 FURTHER ASSURANCES; ACCESS TO RECORDS AND PERSONNEL

(a) Each party agrees from and after the Closing Date (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

(b) From and after the Closing Date, each of the parties will permit the other party reasonable access to such party's officers and other appropriate personnel and to any applicable books and records of or relating to the Acquired Companies in its possession, and the right to duplicate such records, to the extent that the requesting party has a reasonable business purpose relating to such party's ownership of the Acquired Companies for requesting such access or duplication, including without limitation access by Seller relating to the Acquired Companies' having been part of Seller's consolidated group for accounting and tax purposes, and for purposes of the requirements of the Sarbanes-Oxley Act, through the Closing Date, and will cause such party's officers and other appropriate personnel to cooperate fully with the other party with respect thereto. In particular, Seller will require such access and cooperation in connection with the preparation and audit of the Closing Date Balance Sheet, the preparation of Seller's consolidated financial statements for the period beginning on January 1, 2006 and ending on the Closing Date and the preparation of Seller's consolidated federal income tax return for the same period and, with respect to such matters, Buyer and Bonomo will cause the officers and applicable personnel of the Acquired Companies to participate in the conduct of the accounting closing and consolidation (including with respect to processes, control review and certifications to Buyer, which certifications will include the management certification letter from Bonomo as President of AFP and Steven J. Coniglio as Chief Accounting Officer of AFP), and tax reporting, consistent with past practices. Each party hereto will notify the other party of any extension of any applicable statute of limitations related to such records and neither party shall permit the

24

destruction of any such records without first taking best efforts to afford the other party an opportunity to obtain such records. In addition, in the event and for so long as Seller is actively contesting or defending against any third party action, suit, Proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any Contemplated Transaction or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Acquired Companies or their business or operations, Buyer and Bonomo will, and will cause the Acquired Companies to, cooperate with Seller and its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the defense or contest, subject to appropriate confidential measures Buyer reasonably requires.

6.5 TAX RETURNS

(a) Seller shall include the taxable income or loss of AFP and the AFP Subsidiaries on Seller's consolidated federal and Florida and any other of Seller's applicable consolidated state income tax returns for all taxable periods through the end of the Closing Date and shall pay any federal and Florida, and any other such state, income taxes attributable to any such income. The 2006 income of AFP and the AFP Subsidiaries shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of AFP and the AFP Subsidiaries as of the end of the Closing Date. All such tax returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. Seller and Buyer shall deliver to the other all tax returns filed by it pursuant to this Section promptly after such filing.

(b) Buyer and Seller acknowledge that the purchase by Buyer of the LLC Interest in PMA will result in a termination of PMA for federal income tax purposes. Seller shall include its share of the income or loss of PMA on Seller's consolidated federal income tax returns for all 2006 taxable periods through the end of the Closing Date and pay any federal, state and local income taxes of Seller attributable to such income. The income of PMA shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of PMA as of the end of the Closing Date. Seller shall prepare and file, after consultation with Buyer, the federal and state income tax returns of PMA for its tax year ending on the Closing Date, which returns shall include an election under Section 754 of the IRC if one has not already been made. All such tax returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law.

(c) Except as provided in subsections (a) and (b) of this Section 6.5, Buyer shall prepare and file, and simultaneously provide Seller with a copy of, any state and local Tax returns of AFP, the AFP Subsidiaries, PMA and, if the PRM Closing has occurred before the time such return is due, PRM due after the Closing Date for periods that begin before the Closing Date and end on or after the Closing Date. Buyer shall pay, or shall cause the relevant Acquired Company to pay, except to the extent of Seller's obligations in respect of such payment pursuant to Seller's indemnification obligation under Section 5.2(c), the amount of any Taxes relating thereto with respect to AFP, the AFP Subsidiaries and, if appropriate, PRM. If the PRM Closing has not occurred by the date any such state or local return of PRM is due, Buyer and Seller shall jointly prepare such return for PRM, and shall deliver such return to Seller together with (by wire transfer of immediately available funds to the account of Seller set forth on Schedule 2.4(b)(i)) the amount of tax payable under such return (except to the extent that Seller has caused PRM to have operations not existing as of the Closing Date), except to the extent of Seller's obligations in respect of such payment pursuant to Seller's indemnification obligation under Section 5.2(c), whereupon Seller will cause such return to be filed and the related tax to be paid. All such tax returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. Seller's indemnification obligation under Section 5.2(c) of this Agreement shall not apply to any state or local tax returns filed by Buyer under this subsection (c) unless Seller has consented to such returns (which shall not be unreasonably withheld or delayed).

6.6   FPIC INTERMEDIARIES

Buyer and Bonomo shall cause (i) the name of FPIC Intermediaries, Inc. to be changed as soon as reasonably practicable following the Closing Date to a name that does not contain the term "FPIC" or any derivation thereof, (ii) the Acquired Companies to refrain from publicizing the name of "FPIC Intermediaries, Inc.", and (iii) the Acquired Companies to cease using the name FPIC Intermediaries, Inc. or any name containing the term "FPIC" or any derivation thereof in any way after December 31, 2006, except pursuant to a non-exclusive license agreement, expiring upon the name change contemplated by clause (i) of this Section 6, on terms acceptable to Seller in its discretion.

6.7   WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

6.8 ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior Contracts between the parties with respect to its subject matter (including the letter of intent between Bonomo and Seller dated September 1, 2006) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the Contract between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

6.9 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither Seller nor Buyer nor Bonomo may assign any of its rights under this Agreement, except that Buyer may assign its rights under this Agreement as collateral security to Buyer's lenders pursuant to Article 9 of the Uniform Commercial Code. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

6.10 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

6.11 SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

6.12 TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

6.13 GOVERNING LAW

This Agreement will be governed by the laws of the State of New York without regard to conflicts of laws principles.

6.14 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

[Signatures Appear on Following Page.]

Buyer:

AJB Ventures Inc.

By: /s/ Anthony J. Bonomo

Anthony J. Bonomo
President

Bonomo:

By: /s/ Anthony J. Bonomo

Anthony J. Bonomo

Seller:

FPIC Insurance Group, Inc.

By: /s/ Charles Divita, III

Print Name: Charles Divita, III

Title: Chief Financial Officer

Exhibit 2.2

MUTUAL GENERAL RELEASE

This Mutual General Release (this "General Release") is entered into this 29th day of September, 2006, between FPIC Insurance Group, Inc., a Florida corporation ("FPIC"), and Anthony J. Bonomo, an individual ("AJB").

WHEREAS, AJB is the President and a member of the Board of Directors of Administrators for the Professions, Inc. ("AFP");

WHEREAS, FPIC, AJB and AJB Ventures, Inc., a New York corporation controlled by AJB ("Ventures"), shall enter into, contemporaneous with the execution of this General Release, a Securities Purchase Agreement, dated as of September 29, 2006 (the "Purchase Agreement"), providing for the acquisition by Ventures of various securities owned by FPIC, including all of the issued and outstanding capital stock of AFP, heretofore a wholly-owned subsidiary of FPIC; and

WHEREAS, Section 2.4 of the Purchase Agreement contemplates that the parties hereto execute and deliver this General Release and the parties hereto deem it in their best interests to do so;

NOW, THEREFORE, in consideration of the mutual promises, covenants, conditions and provisions set forth below and such other good and valuable consideration (including, without limitation, the mutual execution of the Purchase Agreement), the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound, it is agreed as follows:

1.   a.   AJB agrees that AJB fully, finally and unconditionally and forever releases, discharges and forgives FPIC and all of its direct and indirect subsidiaries and affiliates as in existence immediately following consummation of the sale of securities contemplated by the Purchase Agreement (collectively, the "FPIC Companies"), all of the FPIC Companies' successors and assigns, and any and all of the FPIC Companies' past and present shareholders, officers, directors, managers, agents, representatives and employees, in their capacities as such (the "FPIC Releasees"), from any and all claims, allegations, complaints, proceedings, charges, actions, causes of action, demands, debts, covenants, contracts, liabilities or damages of any nature whatsoever ("Claims"), whether now known or claimed, to whomever made, that AJB had, has or may have against any or all of the FPIC Releasees for or by reason of any cause, nature or thing whatsoever, up to the date hereof, known or unknown, including, by way of example and without limiting the broadest application of the foregoing, any actions, causes of action or claims under any contract or any federal, state or local decisional law, statutes, regulations or constitutions, and any claims, asserted benefits or rights arising by or under contract or implied contract, any alleged oral or written contract or agreement for employment or services, any claims arising by or under promissory estoppel, detrimental reliance, or under any asserted covenant of good faith and fair dealing, and any claims for defamation, fraud, fraudulent inducement, intentional infliction of emotional distress, or any other tortious conduct, including personal injury of any nature and arising from any source or condition, or pursuant to any other

applicable employment standards or human rights legislation, or for severance pay, salary, bonus, commission, incentive, equity or additional compensation, vacation pay, insurance or benefits. AJB agrees that all prior agreements between AJB and one or more of the FPIC Releasees are hereby terminated as of the date hereof, and shall hereafter be of no further force or effect.

b.   As of the date of, and upon execution of this General Release and the waiver and release of all claims contained herein, AJB covenants, represents and warrants that AJB will not assert, threaten or commence any claim, allegation, action, complaint or proceeding against the FPIC Releasees or any of them by reason of any matter or thing existing up to the date hereof. If AJB should, after the execution of this General Release make, pursue, prosecute, or threaten to make any such claim or allegation, or pursue or commence or threaten to commence any such claim, action, complaint or proceeding against the FPIC Releasees, or any of them, for or by reason of any cause, matter or thing existing up to the date hereof, this General Release may be raised as, and shall constitute, a complete bar to any such claim, allegation, action, complaint or proceeding.

2.   a.   FPIC agrees that FPIC fully, finally and unconditionally and forever releases, discharges and forgives AJB, all of AJB's successors and assigns, and any and all of AJB's past and present agents and representatives (the "AJB Releasees"), from any and all Claims whether now known or claimed, to whomever made, that FPIC had, has or may have against any or all of the AJB Releasees for or by reason of any cause, nature or thing whatsoever, up to the date hereof, known or unknown, including, by way of example and without limiting the broadest application of the foregoing, any actions, causes of action or claims under any contract or any federal, state or local decisional law, statutes, regulations or constitutions, and any claims, asserted benefits or rights arising by or under contract or implied contract, any alleged oral or written contract or agreement for employment or services, any claims arising by or under promissory estoppel, detrimental reliance, or under any asserted covenant of good faith and fair dealing, and any claims for defamation, fraud, fraudulent inducement, intentional infliction of emotional distress, or any other tortious conduct, including personal injury of any nature and arising from any source or condition,. FPIC agrees that all prior agreements between FPIC and one or more of the AJB Releasees are hereby terminated as of the date hereof, and shall hereafter be of no further force or effect.

b.   As of the date of, and upon execution of this General Release and the waiver and release of all claims contained herein, FPIC covenants, represents and warrants that FPIC will not assert, threaten or commence any claim, allegation, action, complaint or proceeding against the AJB Releasees or any of them by reason of any matter or thing existing up to the date hereof. If FPIC should, after the execution of this General Release make, pursue, prosecute, or threaten to make any such claim or allegation, or pursue or commence or threaten to commence any such claim, action, complaint or proceeding against the AJB Releasees, or any of them, for or by reason of any cause, matter or thing existing up to the date hereof, this General Release may be raised as, and shall constitute, a complete bar to any such claim, allegation, action, complaint or proceeding.

3.   Each of the parties hereby represents and warrants that it has not assigned any part of any of the Claims that are subject to this General Release, and that no person or entity other than the FPIC Releasees and the AJB Releasees owns any interest in such Claims.

4.   Notwithstanding anything to the contrary contained in this General Release, the provisions of Section 1 and Section 2 shall not apply to the obligations of FPIC or AJB under or in respect of the Purchase Agreement or in any related agreement, instrument, certificate or document executed in connection with the Purchase Agreement

5.   This General Release shall not constitute an admission of any wrongdoing by the FPIC Releasees, the AJB Releasees, FPIC or AJB or any of them, or of having caused any injury to AJB or FPIC, as the case may be, by any acts or omissions on the part of the FPIC Releasees, the AJB Releasees, FPIC or AJB or any of them, or a violation of any statutory, regulatory or common law obligation owed to AJB by any of the FPIC Releasees or owed to FPIC by any of the AJB Releasees.

6.   If any provision of this General Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this General Release will remain in full force and effect. Any provision of this General Release held invalid or unenforceable in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

7.   This General Release embodies the entire agreement between the parties hereto with respect to the subject matter hereof and may not be amended, modified or terminated except by express written agreement between the parties. This General Release supersedes all prior and contemporaneous written and oral agreements with respect to the subject matter hereof. This General Release shall be construed and governed by the laws of the State of New York without regard to the conflicts of laws provisions thereof.

8.   This General Release shall be binding upon and inure to the benefit of the parties, the FPIC Releasees and the AJB Releasees, and their respective successors, heirs (in the case of individuals) and assigns. Neither AJB's nor FPIC's obligations under this General Release may be assigned or transferred.

9.   This General Release may be executed in any number of separate counterparts, all of which taken together shall be deemed to constitute one and the same instrument.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Mutual General Release to be effective as of the date first written above.

FPIC INSURANCE GROUP, INC.

By: /s/ Charles Divita, III
_____

Chief Financial Officer

/s/ Anthony J. Bonomo
_____

Anthony J. Bonomo, Individually

Exhibit 2.3

NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT (this "*Agreement*"), dated as of September 29, 2006, is made by FPIC INSURANCE GROUP, INC., a Florida corporation (the "*Seller*") in favor of AJB VENTURES INC., a New York corporation, (the "*Buyer*"), AFP and PMA (collectively, the "*Companies*"). The Companies, the Buyer and the Seller are each referred to in this Agreement as a "*Party*" and collectively as the "*Parties*."

Seller and Buyer are, contemporaneously with the execution of this Agreement, entering into a Securities Purchase Agreement, dated September 29, 2006 (the "*Purchase Agreement*"), whereby the Buyer is acquiring (i) all of the issued and outstanding shares of capital stock of Administrators for the Professions, Inc., a New York corporation ("*AFP*"), and Seller's 80% membership interest in Professional Medical Administrators, LLC, a New York limited liability company ("*PMA*") for the consideration set forth in the Purchase Agreement (the "*Transaction*").

The Seller, as a direct equity holder of the Companies, will receive significant cash proceeds and other valuable consideration as a result of the Transaction. The Seller recognizes the Buyer's interest, as a purchaser of the Companies' equity interests, in protecting, among other things, the Companies' and their respective subsidiaries' and affiliated entities' substantial relationships with their employees and clients, and the goodwill associated with their ongoing business.

Accordingly, the Parties are executing and delivering this Agreement contemporaneously with, and as a condition to, the consummation of the Transaction.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Buyer and the Seller for themselves and their respective successors and assigns, and intending to be legally bound, hereby agree as follows:

1.   Definitions. As used in this Agreement, the following terms shall have the following respective meanings.

(a)   "*Client*" means any Person (other than an individual and other than an entity comprising a physicians' group practice) to which any of the Companies is providing services or has signed an agreement to provide services at the time of the Transaction.

(b)   "*Companies*" means each of AFP and PMA and their respective subsidiaries or affiliated entities (each shall individually be deemed a "*Company*").

(c)   "*Confidential Information*" means any and all confidential and proprietary information pertaining, in the case of the Companies, to either Company or any Person controlled by any of the Companies, or, in the case of Seller, to Seller or any Person controlled by Seller, as applicable, such as proposals, plans, inventions, practices, systems, programs, subscriptions, strategies, formulas, processes, methods, techniques, research, records, suppliers, sources, customer lists, billing information, other forms of business information, and trade secrets of every kind and character, whether or not they constitute a trade secret under applicable law.

(d) "***Control***" of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, (including, without limitation, the ownership of 40% or more of the voting securities of the Person), by contract, as trustee or executor or otherwise.

(e) "***Person***" means an individual, corporation, limited liability company, partnership, limited partnership, association, estate, trust, unincorporated organization, governmental entity or authority (including, without limitation, any municipal, county or state entity, board, authority, agency or similar organization), or any other entity or organization.

(f) "***Restricted Period***" has the meaning ascribed to such term in Section 2 of this Agreement.

2. <u>Non-Competition</u>. The Seller agrees that, for a period of two (2) years from and after the date of this Agreement (the "***Restricted Period***), the Seller shall not, anywhere within the State of New York or the Commonwealth of Pennsylvania, directly, or indirectly through a Person controlled by the Seller, engage, conduct or participate in any business that competes with, or has offered or offers services substantially similar to, the Companies' businesses of acting as attorney-in-fact for and/or managing the business of reciprocal insurers, or the Companies' potential business of managing medical malpractice claims for self-insured entities.

3. <u>Non-Solicitation of Employees</u>. The Seller agrees that, during the Restricted Period, the Seller shall not directly, or indirectly through a Person controlled by the Seller, (i) solicit, nor assist, participate in or promote the solicitation of, any individual who was employed by any of the Companies at the time of the Transaction to cease such employment, or (ii) on behalf of itself or any other Person, hire, employ, engage or affiliate with or pay any fees or commissions to, any individual who was employed by any of the Companies at the time of the Transaction, or enter into any agreement to do any of the things proscribed by this clause (ii), or (iii) assist, participate in or promote any of the activities proscribed by this Section 3.

4. <u>Non-Solicitation of Clients</u>. The Seller agrees that, during the Restricted Period, the Seller shall not directly, or indirectly through a Person controlled by the Seller, solicit, divert or take away, or assist in or attempt to solicit, divert or take away, the business or patronage of any Client.

5. <u>Confidentiality</u>.

(a) The Parties acknowledge that the Confidential Information has been and will continue to be of central importance to the business of the Companies and Persons controlled by the Companies, on the one hand, and of the Seller and Persons that continue to be controlled by the Seller, on the other hand, and that disclosure of it to or its use by others could cause substantial loss to the Companies or to the Seller, as the case may be. The Seller therefore agrees with respect to the Confidential Information of the Companies and any Person controlled by any of the Companies, and the Buyer and the Companies therefore agree with respect to the Confidential Information of the Seller and Persons controlled by Seller, that at no time during the Restricted Period, shall it use or disclose such Confidential Information to any Person, for any reason or purpose, except as the disclosing Party believes in good faith is required by law (subject where relevant to the provisions of paragraph (c) below.

(b)   The obligations contained in Section 5(a) shall not apply to any information that has become publicly known and made generally available through no wrongful act of the relevant Party or of others who were under confidentiality obligations as to the item or items involved.

(c)   In the event that a Party becomes legally obligated (by deposition, interrogatory, request for documents, subpoena, civil investigation, demand or similar process) to disclose any of the other Parties' Confidential Information, such obligated Party agrees to provide such other Party with prompt written notice of such requirement so that such other Party may seek a protective order or other appropriate relief. In the event that such protective order or other remedy is not obtained, such obligated Party understands that it shall be permitted to furnish, and such obligated Party agrees to furnish only, that portion of Confidential Information that is required pursuant to the legal process, and (at such other Party's expense) to exercise its best efforts to obtain reliable assurances that confidential treatment will be accorded such Confidential Information.

6.   Equitable Remedies.

(a)   The Buyer and the Seller confirm that the restrictions contained in this Agreement are, in view of the nature of the business of the Companies, reasonable and necessary to protect the legitimate interests of the Companies and that any violation of any provisions in this Agreement will result in irreparable injury to the Companies. Therefore, the Seller hereby agrees that, in the event of any breach or threatened breach of the terms or conditions of this Agreement by the Seller, the Companies' respective remedies at law will be inadequate and, in any such event, the Companies, as appropriate, shall be entitled to commence an action for preliminary and permanent injunctive relief and other equitable relief in any court of competent jurisdiction.

(b)   It is the desire and intent of the Buyer and the Seller that the provisions of this Agreement shall be enforceable to the fullest extent permissible under applicable law and public policy. Accordingly, if any provision of this Agreement shall be determined to be invalid, unenforceable or illegal for any reason, then the validity and enforceability of all of the remaining provisions of this Agreement shall not be affected thereby. If any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, then such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such amendment to apply only to the operation of such provision in the particular jurisdiction in which such adjudication is made; provided that, if any provision

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contained in this Agreement shall be adjudicated to be invalid or unenforceable because such provision is held to be excessively broad as to duration, geographic scope, activity or subject, then such provision shall be deemed amended by limiting and reducing it so as to be valid and enforceable to the maximum extent compatible with the applicable laws and public policy of such jurisdiction, such amendment only to apply with respect to the operation of such provision in the applicable jurisdiction in which the adjudication is made.

     7.   <u>Miscellaneous</u>.

     7.1   <u>Governing Law</u>. This Agreement shall be interpreted and enforced pursuant to the laws of the State of New York, without giving any effect to the conflict of laws, rules or principles of New York or any other jurisdiction.

     7.2   <u>Waiver of Jury Trial</u>.

     (a)   The Buyer and the Seller each hereby waive the right to trial by jury in all proceedings commenced with respect to any disputes, claims or controversies arising out of or in connection with this Agreement.

     (b)   THE SELLER HAS READ AND UNDERSTANDS THIS SECTION 6.2 WHICH DISCUSSES THE WAIVER OF THE SELLER'S RIGHT TO A JURY TRIAL. THE SELLER UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, THE SELLER IS WAIVING ITS RIGHT TO A JURY TRIAL IN ALL DISPUTES, CLAIMS OR CONTROVERSIES RELATING TO ANY ASPECT OF THIS AGREEMENT.

     7.3   <u>Amendments</u>. This Agreement may not be changed, amended or modified orally. This Agreement may be changed, amended or modified only by an agreement in writing signed by the Party against whom enforcement of any such waiver, change, amendment, modification or discharge may be sought.

     7.4   <u>Assignment</u>. This Agreement shall not be assignable by either the Seller or the Buyer, except by the Buyer to a successor in interest.

     7.5   <u>Waiver</u>. Failure or delay on the part of any Party hereto to enforce any right, power or privilege hereunder shall not be deemed to constitute a waiver thereof. Additionally, a waiver by one Party of a breach of any promise by another Party contained herein shall not operate as or be construed to constitute a waiver of any subsequent breach of such promise by such other Party.

     7.6   <u>Headings</u>. The headings of the sections and paragraphs contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of any provision of this Agreement.

     7.7   <u>No Strict Construction</u>. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party.

7.8   Counterparts. This Agreement may be executed in one (1) or more counterparts, none of which need contain the signature of more than one Party hereto, each of which shall be deemed to be an original, and all of which together shall constitute a single agreement.

7.9   Acknowledgement. The Seller represents that it has read and fully understands the terms of this Agreement and that it has signed it voluntarily. The Seller acknowledges that the Companies may suffer irreparable harm if the Seller breaches this Agreement and may, in addition to other remedies, obtain an injunction to prevent a breach or further breach of this Agreement. The Seller has been given a reasonable opportunity to review this Agreement and consult with the attorney or other personal counsel of the Seller's choosing. The Seller acknowledges that this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and this Agreement, supersedes any and all prior or contemporaneous written or oral agreements, representations, or any other documents or understandings.

[*signature pages follow*]

IN WITNESS WHEREOF, Seller has executed this Non-Competition Agreement on the day and year first set forth below.

SELLER:

FPIC INSURANCE GROUP, INC.

By: /s/ Charles Divita, III

Name: Charles Divita, III

Title: Chief Financial Officer

Dated: September 29, 2006

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Exhibit 2.4

AGREEMENT REGARDING INSURANCE

This Agreement Regarding Insurance (this "Agreement") is entered into this 29th day of September, 2006, between First Professionals Insurance Company, Inc., a Florida corporation ("FPIC"), and Physicians' Reciprocal Insurers, a New York insurance reciprocal ("PRI").

WHEREAS, FPIC and PRI have entered into and remain parties to certain agreements, to wit: the Physicians and Surgeons Excess Professional Liability Excess Cessions Reinsurance Contract Treaties for 1998-1999, 1999-2000, 2000-2001, 2001-2002, 2002-2003, 2003-2004 (collectively, the "XOL Treaties"); the Death, Disability or Retirement Quota Share Reinsurance Agreement (the "DD&R Treaty"); and the Physicians and Surgeons Professional Liability Quota Share Reinsurance Agreement relating to insurance policies covering Pennsylvania insureds (the "Pennsylvania Treaty");

WHEREAS, FPIC, PRI and Sun Trust Bank, Central Florida have entered into a Reinsurance Trust Agreement, dated November 27, 2001 (the "Trust Agreement") under which PRI deposits collateral securing the Pennsylvania Treaty;

WHEREAS, FPIC and PRI desire, subject to obtaining approval of the New York State Insurance Department, to commute the XOL Treaties and the DD&R Treaty (collectively, the "Commutations") and the parties hereto deem it in their best interests to do so; and

WHEREAS, prior to the date hereof, PRI has filed an application with the New York State Insurance Department seeking approval of a commutation agreement in the form of Exhibit A hereto with respect to the DD&R Treaty;

NOW, THEREFORE, in consideration of the mutual promises, covenants, conditions and provisions set forth below, it is agreed as follows:

1.	Commutations. As soon as practicable after the date hereof, PRI will file an application seeking approval of a commutation agreement in the form of Exhibit B hereto with respect to the XOL Treaties. Within three business days of PRI's receiving all required approvals of the New York State Insurance Department with respect to both (i.e., the DD&R Treaty, on the one hand, and the XOL Treaties, on the other hand) Commutations (the "Approvals"), PRI and FPIC will execute and deliver to one another a commutation agreement in the form of Exhibit C hereto (which Exhibit reflects the completion and filling in of the blanks of Exhibit A hereto) with respect to the DD&R Treaty and a commutation agreement in the form of Exhibit D hereto (which Exhibit reflects the completion and filling in of the blanks of Exhibit B hereto)with respect to the XOL Treaties; provided, however, that neither party hereto shall be obligated to enter into either such Commutation unless and until the Approvals are received in respect of both Commutations and the other party performs its obligation to enter into both

Commutations. PRI will use all commercially reasonable efforts to obtain the Approvals as soon as reasonably practicable and FPIC will cooperate fully with PRI in that regard. Unless otherwise agreed in writing by FPIC and PRI, the obligations of the parties under this Section 1 to enter into the Commutations will be and become null and void if the Approvals have not been obtained by November 15, 2006, promptly after which date PRI will withdraw its applications seeking the Approvals. Consequently, the parties understand and acknowledge that should the parties ever seek to enter into commutations of either or both of the DD&R Treaty and/or the XOL Treaty with each other following such termination of the obligations under this Section 1 (notwithstanding that the other provisions of this Agreement continue in effect), they will be required to do so through agreements separate and apart from this Agreement and on whatever terms the parties may then agree, whether or not similar to the terms of the Commutations contemplated by this Agreement.

2. Pennsylvania Treaty Collateral. PRI acknowledges and agrees that under the terms of the Pennsylvania Treaty it will cause PRI's independent consulting actuary to update its reserve analysis (with an indication of an estimated low end, mid-point and high end of the range) twice each year on a reasonably prompt basis, as of June 30 and December 31 beginning with December 31, 2006, with respect to the business covered by the Pennsylvania Treaty and to provide FPIC with a copy of the updated analysis promptly after receipt (each, a "Reserve Analysis"). Each Reserve Analysis shall continue to be performed using actuarially sound assumptions and on a basis consistent with the latest reserve analysis prior to the date of this Agreement performed by PRI's independent consulting actuary with respect to the business covered by the Pennsylvania Treaty. PRI and FPIC acknowledge and agree that under the Pennsylvania Treaty PRI is at all times required to maintain collateral under the Trust Agreement covering reserves in an amount equal to the high end of the range indicated in the latest Reserve Analysis delivered.

IN WITNESS WHEREOF, FPIC and PRI have executed this Agreement as of the date first above indicated.

FIRST PROFESSIONALS INSURANCE
COMPANY, INC.

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Vice President

PHYSICIANS' RECIPROCAL INSURERS

By: /s/ Barry Schwartz
Name: Barry Schwartz
Title: Treasurer

TERMINATION AND COMMUTATION ADDENDUM

to the

**DEATH, DISABILITY OR RETIREMENT QUOTA SHARE
REINSURANCE AGREEMENT**

Effective: January 1, 2000

entered into by and between

PHYSICIANS' RECIPROCAL INSURERS
Manhasset, New York
(hereinafter referred to as the "Company")

and

FIRST PROFESSIONALS INSURANCE COMPANY, INC.
Jacksonville, Florida
(hereinafter referred to as the "Reinsurer")

It is Hereby Agreed that this Agreement and the Reinsurer's 100% share in interests and liabilities in respect of this Agreement shall be terminated and commuted at 11:59 p.m., Eastern Standard Time, _____, 2005.

In Consideration Thereof, the Reinsurer shall pay to the Company $_____, as promptly as possible after the execution of this Addendum. Upon receipt thereof, the Company shall release the Reinsurer from all further liability, whether known or unknown, under this Agreement and the Reinsurer shall release the Company from all further liability thereunder, whether known or unknown.

In Witness Whereof, the parties hereto by their respective duly authorized representatives have executed this Addendum as of the dates under mentioned at:

Manhasset, New York, this _____ day of _____ in the year _____.

_____

Physicians' Reciprocal Insurers

Jacksonville, Florida, this _____ day of _____ in the year _____.

_____

First Professionals Insurance Company, Inc.

COMMUTATION AND MUTUAL RELEASE AGREEMENT

This COMMUTATION AND RELEASE AGREEMENT (the "Commutation Agreement") is made and effective as of September 29, 2006 by and between **Physicians' Reciprocal Insurers**, a New York insurance reciprocal (hereinafter referred to as the "REINSURED"), and **First Professionals Insurance Company, Inc.** formerly known as Florida Physicians Insurance Company, Inc., a Florida insurance company (hereinafter referred to as the "REINSURER").

W I T NE S S E T H:

WHEREAS, the REINSURED and the REINSURER are parties to the "Reinsurance Agreements" indicated in <u>Schedule "A"</u> attached hereto and made a part of the Commutation Agreement and whereby, amongst others, the REINSURER, agreed to reinsure certain insurance policy risks insured by the REINSURED; and

WHEREAS, the REINSURED and the REINSURER now desire to fully and finally settle and commute all of their respective past, present and future obligations and liabilities known and unknown, discovered and undiscovered under all Reinsurance Agreements listed in <u>Schedule "A"</u> with respect to reinsurance business ceded by Reinsured to Reinsurer; and,

WHEREAS, the parties hereto recognize and understand that a portion of the REINSURER's obligation to the REINSURED under the Reinsurance Agreements, listed in <u>Schedule "A"</u>, may become due in the future; that these future obligations and liabilities have been evaluated and independently estimated by both parties and cannot be determined in an amount certain by either party at this time, and that a commutation of these obligations of the REINSURER negotiated on the basis of each parties' independent calculations of outstanding losses, loss reserves and IBNR will eliminate the uncertainty of contingent liabilities for presently unresolved and unasserted claims; and

WHEREAS, the REINSURER has offered to pay and the REINSURED has agreed to accept in full satisfaction of the REINSURER'S past, present and future obligations and liabilities under the Reinsurance Agreements listed in <u>Schedule "A"</u>, for the sum of $____ million (as of June 30, 2006, appropriately adjusted for subsequent activity) to be paid in the manner set forth herein;

NOW, THEREFORE, in consideration of the covenants set forth herein and the payments to be made hereunder, it is agreed by and between the REINSURED and the REINSURER as follows:

1.   Upon execution and delivery of this Commutation Agreement by both the REINSURED and the REINSURER, the REINSURER shall pay the REINSURED the sum of $____ million (as of June 30, 2006, appropriately adjusted for subsequent activity) by the forgiveness of net amounts due to the REINSURER under the reinsurance agreements at the time with the balance by a wire transfer payment to _____ Bank, ABA Routing Number _____, Account Name: _____ Account, Account Number: _____ Ref: First Professionals Commutation and Mutual Release Agreement Payment. The REINSURER and REINSURED agree that there are no other amounts due or owing between them with respect to reinsurance business ceded by REINSURED to REINSURER with respect to the Reinsurance Agreements listed in <u>Schedule "A"</u>.

2.   The REINSURED shall accept the sums set forth in Paragraph 1 herein, as full and final settlement of any and all amounts claimed heretofore or hereinafter to be due by the REINSURER to REINSURED, arising under or in respect of the Reinsurance Agreements with respect to reinsurance business ceded by REINSURED to REINSURER .

3.   The REINSURER hereby releases and discharges the REINSURED, its predecessors, parents, affiliates, agents, employees, officers, directors, shareholders, policyholders and assigns from any and all liabilities, including, but not limited to, all obligations, adjustments, executions, offsets, actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, damages, judgments, claims, demands, duties, acts, omissions, costs, expenses and/or losses whatsoever, whether known or unknown, reported or unreported, discovered or undiscovered, and whether arising in the past, present or future, which the REINSURER, and its successors and assigns ever had, now have, or hereafter may have, whether grounded in law or equity, in contract or in tort, against the REINSURED by reason of any matter whatsoever arising out of the Reinsurance Agreements with respect to reinsurance business ceded by REINSURED to REINSURER, it being the intention of the parties that this Commutation Agreement operate as a full and final settlement of the REINSURED'S past, current and future liabilities to the REINSURER under said Reinsurance Agreements, except as otherwise provided herein.

4.   The REINSURED hereby releases and discharges the REINSURER, its predecessors, parents, affiliates, agents, employees, officers, directors, shareholders, policyholders and assigns from any and all liabilities, including, but not limited to, all obligations, adjustments, executions, offsets, actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, damages, judgments, claims, demands, duties, acts, omissions, costs, expenses and/or losses whatsoever, whether known or unknown, reported or unreported, and whether arising in the past, present or future which the REINSURED, and its successors and assigns ever had, now have, or hereafter may have, whether grounded in law or equity, in contract or in tort, against the REINSURER by reason of any matter whatsoever arising out of the Reinsurance Agreements with respect to reinsurance business ceded by REINSURED to REINSURER, it being the intention of the parties that this Commutation Agreement operate as a full and final settlement of the REINSURER'S past, current and future liabilities to the REINSURED under said Reinsurance Agreements except as otherwise provided herein.

5.   The REINSURED and the REINSURER absolutely, irrevocably and unconditionally covenant and agree with each other, and their respective successors and assigns, that after the effective date of the Commutation Agreement, neither party will for any reason whatsoever, demand, claim or file suit or initiate arbitration or any other proceedings against the other party in respect of any matters relating to the Reinsurance Agreements as indicated in Schedule "A" or any other part of this Commutation Agreement.

6.   The REINSURED acknowledges the payment described in Paragraph 1 herein, as a complete accord, satisfaction, settlement and commutation of any and all of the liability and obligations of the parties under the Reinsurance Agreements. Accordingly, the REINSURED agrees to indemnify, hold harmless and defend REINSURER (and all other persons released under paragraph 4 herein) from and against, and pay on their behalf, any judgment, action, cause of action, suit, demand, debt, payment, award, loss, claim, damage, liability, or expense (including, but not limited to, costs of defense incurred in investigation or defending any actions or proceedings and reasonable attorney's fees) incurred by any of them, resulting from any action

filed against the REINSURER by any policyholder, insured, claimant, or other beneficiary under the Reinsurance Agreements, including any agent or successor in interest to any such policyholder, insured, claimant, or beneficiary. "Policyholder, insured, claimant, and beneficiary" will have the same definition herein as in the policies reinsured under the Reinsurance Agreements, and for purposes hereof will include any other potential recipient of proceeds from the policies reinsured under the Reinsurance Agreements. It being agreed expressly that nothing in this Commutation Agreement will in any manner create any obligations or establish any rights against either the REINSURED or the REINSURER in favor of any third parties or persons not parties to this Commutation Agreement. REINSURER shall give prompt notice to REINSURED of the commencement of any action or proceeding.

7.   The parties agree that in the event payment, as described in Paragraph 1 herein, is not made by the REINSURER, then this Commutation Agreement shall be considered null and void. Moreover, if any court of competent jurisdiction renders a final order or ruling declaring this Commutation Agreement or the payment made under paragraph 1 herein null and void, then this Commutation shall be rescinded and each of the REINSURER and the REINSURED shall be restored to the position they were in just prior to the execution of this Commutation Agreement.

8.   This Commutation Agreement is the product of arm's length negotiations and the terms hereof have been completely read and fully understood and voluntarily accepted by both the REINSURED and the REINSURER. Each party has enlisted its own independent advisors and has been represented by its own legal counsel.

9.   The rights, duties and obligations under this Commutation Agreement shall be final and binding upon and inure to the benefit of the parties hereto and their respective officers, directors, employees, affiliated companies, stockholders, parents, predecessors, successors, liquidators, receivers and assigns.

10.   The REINSURER represents and warrants to the REINSURED that: (a) it is a corporation in good standing in its state of domicile; (b) that it is fully authorized and empowered to execute and deliver this Commutation Agreement; (c) that the person executing this Commutation Agreement is fully authorized to do so; (d) that there are no pending conditions, agreements, transactions, or negotiations to which it is a party that would render this Commutation Agreement or any part thereof void, voidable or unenforceable; (e) that no additional authorization, consent or approval of any governmental entity is required to make this Commutation Agreement valid and enforceable against the REINSURER in accordance with its terms; (f) no claim or loss being paid or settled by this Commutation Agreement has been previously assigned, sold and/or transferred to any other entity.

11.   The REINSURED represents and warrants to the REINSURER that: (a) it is a corporation in good standing in its state of domicile; (b) that it is fully authorized and empowered to execute and deliver this Commutation Agreement; (c) that the person executing this Commutation Agreement is fully authorized to do so; (d) that there are no pending conditions, agreements, transactions, or negotiations to which it is a party that would render this Commutation Agreement or any part thereof void, voidable or unenforceable; (e) that no additional authorization, consent or approval of any governmental entity is required to make this Commutation Agreement valid and enforceable against the REINSURED in accordance with its terms; (f) no claim or loss being paid or settled by this Commutation Agreement has been previously assigned, sold and/or transferred to any other entity.

12.   This Commutation Agreement shall constitute the entire agreement between the parties with respect to its subject matter. This Commutation Agreement may not be modified or amended, except by written instrument executed by each of the parties hereto. Waiver by any of the parties of any term, provision or condition shall not be construed to be a waiver of any other term, provision or condition of this Commutation Agreement.

13.   This Commutation Agreement shall be interpreted under and governed by the laws of the State of Florida without regard to conflict of law principles.

14.   The REINSURED and the REINSURER hereby agree to execute promptly any and all supplemental agreements, releases, affidavits, waivers and all other documents of any nature or kind which the other party may reasonable require in order to implement the provisions or objectives of this Commutation Agreement.

15.   The REINSURED and the REINSURER hereby agree to keep the terms and conditions of this Commutation Agreement confidential and will not disclose (except as required by any state Insurance Department, applicable law, regulation, or legal process) the existence and/or terms and conditions of this Commutation Agreement to third parties. The REINSURED and the REINSURER hereby agree that their directors, officers, partners, members, employees, affiliates, retrocessionaires, brokers, agents, managing general agents or other representatives (including, without limitation, financial advisors, attorneys, accountants, and actuaries) may be permitted to know the existence and the terms and conditions of this Commutation Agreement on a confidential, need to know basis in the course of normal business. Should either the REINSURED or the REINSURER be requested by subpoena or similar governmental or judicial notice to disclose the existence and the terms and conditions of the Commutation Agreement, they must promptly notify the other party in order that the other may seek a protective order or other appropriate remedy either by itself or jointly with the party receiving the request. In the event that no such protective order or other appropriate remedy is sought or obtained, then the party receiving the subpoena or similar governmental or judicial notice will furnish only that portion of information concerning this Commutation Agreement which it is legally required, as it is advised by its own counsel, and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the terms and conditions of this Commutation Agreement.

16.   REINSURED and REINSURER acknowledge that some State laws provide that a general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing release, which if known by him must have significantly affected his settlement with the debtor. REINSURED and REINSURER expressly waive any and all rights under any such federal or state statute or law of similar effect with respect to this Commutation Agreement.

17.   This Agreement may be executed and delivered in multiple counterparts, each of which, when so executed and delivered, shall be an original, but such counterparts shall together constitute but one and the same instrument and agreement.

18.   Any statements, communications or notices to be provided pursuant to this Commutation and Mutual Release Agreement shall be sent to the attention of the person indicated below, until such time as notice of any change of persons to be notified or change of address is forwarded to the Parties:

(a) REINSURER: Anthony J. Bonomo, Esquire

President
Administrators for the Professions, Inc.
III East Shore Road
Manhasset, New York 11030

(b) REINSURED: Robert E. White Jr.
President
First Professionals Insurance Company, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

      IN WITNESS WHEREOF, the parties have executed this Commutation Agreement as of the day and year first written above.

Physicians' Reciprocal Insurers ("REINSURED")

Signature: _____

Name: Anthony J. Bonomo, Esquire

Title: Chief Executive Officer & President, Administrators For
The Professions, Inc. Attorney In Fact for Physicians'
Reciprocal Insurers

Date: _____, 2006

First Professionals Insurance Company, Inc. formerly known as Florida Physicians Insurance Company, Inc. ("REINSURED")

Signature: _____
Name: Robert E. White, Jr.
Title: President

Date: _____, 2006


SCHEDULE "A"
REINSURANCE AGREEMENTS


1. Physicians and Surgeons Excess Professional Liability Excess Cessions Reinsurance Contract Treaties for 1998-1999, 1999-2000, 2000-2001, 2001-2002, 2002-2003, 2003-2004.

2. Death, Disability or Retirement Quota Share Reinsurance Agreement from 1999 to present.

Exhibit C

TERMINATION AND COMMUTATION ADDENDUM

to the

**DEATH, DISABILITY OR RETIREMENT QUOTA SHARE
REINSURANCE AGREEMENT**

Effective: January 1, 2000

entered into by and between

PHYSICIANS' RECIPROCAL INSURERS
Manhasset, New York
(hereinafter referred to as the "Company")

and

FIRST PROFESSIONALS INSURANCE COMPANY, INC.
Jacksonville, Florida
(hereinafter referred to as the "Reinsurer")

It is Hereby Agreed that this Agreement and the Reinsurer's 100% share in interests and liabilities in respect of this Agreement shall be terminated and commuted at 11:59 p.m., Eastern Standard Time, _____, 2005.

In Consideration Thereof, the Reinsurer shall pay to the Company $61.8 million (as of June 30, 2006, appropriately adjusted for subsequent activity), as promptly as possible after the execution of this Addendum. Upon receipt thereof, the Company shall release the Reinsurer from all further liability, whether known or unknown, under this Agreement and the Reinsurer shall release the Company from all further liability thereunder, whether known or unknown.

In Witness Whereof, the parties hereto by their respective duly authorized representatives have executed this Addendum as of the dates under mentioned at:

Manhasset, New York, this _____ day of _____ in the year _____.

_____

Physicians' Reciprocal Insurers

Jacksonville, Florida, this _____ day of _____ in the year _____.

_____

First Professionals Insurance Company, Inc.

Exhibit D

COMMUTATION AND MUTUAL RELEASE AGREEMENT

This COMMUTATION AND RELEASE AGREEMENT (the "Commutation Agreement") is made and effective as of September 29, 2006 by and between **Physicians' Reciprocal Insurers**, a New York insurance reciprocal (hereinafter referred to as the "REINSURED"), and **First Professionals Insurance Company, Inc.** formerly known as Florida Physicians Insurance Company, Inc., a Florida insurance company (hereinafter referred to as the "REINSURER").

W I T NE S S E T H:

WHEREAS, the REINSURED and the REINSURER are parties to the "Reinsurance Agreements" indicated in Schedule "A" attached hereto and made a part of the Commutation Agreement and whereby, amongst others, the REINSURER, agreed to reinsure certain insurance policy risks insured by the REINSURED; and

WHEREAS, the REINSURED and the REINSURER now desire to fully and finally settle and commute all of their respective past, present and future obligations and liabilities known and unknown, discovered and undiscovered under all Reinsurance Agreements listed in Schedule "A" with respect to reinsurance business ceded by Reinsured to Reinsurer; and,

WHEREAS, the parties hereto recognize and understand that a portion of the REINSURER's obligation to the REINSURED under the Reinsurance Agreements, listed in Schedule "A", may become due in the future; that these future obligations and liabilities have been evaluated and independently estimated by both parties and cannot be determined in an amount certain by either party at this time, and that a commutation of these obligations of the REINSURER negotiated on the basis of each parties' independent calculations of outstanding losses, loss reserves and IBNR will eliminate the uncertainty of contingent liabilities for presently unresolved and unasserted claims; and

WHEREAS, the REINSURER has offered to pay and the REINSURED has agreed to accept in full satisfaction of the REINSURER'S past, present and future obligations and liabilities under the Reinsurance Agreements listed in Schedule "A", for the sum of $17.2 million (as of June 30, 2006, appropriately adjusted for subsequent activity) to be paid in the manner set forth herein;

NOW, THEREFORE, in consideration of the covenants set forth herein and the payments to be made hereunder, it is agreed by and between the REINSURED and the REINSURER as follows:

12. Upon execution and delivery of this Commutation Agreement by both the REINSURED and the REINSURER, the REINSURER shall pay the REINSURED the sum of $17.2 million (as of June 30, 2006, appropriately adjusted for subsequent activity) by the forgiveness of net amounts due to the REINSURER under the reinsurance agreements at the time with the balance by a wire transfer payment to ___________ Bank, ABA Routing Number ______________, Account Name: ________________ Account, Account Number: ____________________ Ref: First Professionals Commutation and Mutual Release Agreement Payment. The REINSURER and REINSURED agree that there are no other amounts due or owing between them with respect to reinsurance business ceded by REINSURED to REINSURER with respect to the Reinsurance Agreements listed in Schedule "A".

13.   The REINSURED shall accept the sums set forth in Paragraph 1 herein, as full and final settlement of any and all amounts claimed heretofore or hereinafter to be due by the REINSURER to REINSURED, arising under or in respect of the Reinsurance Agreements with respect to reinsurance business ceded by REINSURED to REINSURER .

14.   The REINSURER hereby releases and discharges the REINSURED, its predecessors, parents, affiliates, agents, employees, officers, directors, shareholders, policyholders and assigns from any and all liabilities, including, but not limited to, all obligations, adjustments, executions, offsets, actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, damages, judgments, claims, demands, duties, acts, omissions, costs, expenses and/or losses whatsoever, whether known or unknown, reported or unreported, discovered or undiscovered, and whether arising in the past, present or future, which the REINSURER, and its successors and assigns ever had, now have, or hereafter may have, whether grounded in law or equity, in contract or in tort, against the REINSURED by reason of any matter whatsoever arising out of the Reinsurance Agreements with respect to reinsurance business ceded by REINSURED to REINSURER, it being the intention of the parties that this Commutation Agreement operate as a full and final settlement of the REINSURED'S past, current and future liabilities to the REINSURER under said Reinsurance Agreements, except as otherwise provided herein.

15.   The REINSURED hereby releases and discharges the REINSURER, its predecessors, parents, affiliates, agents, employees, officers, directors, shareholders, policyholders and assigns from any and all liabilities, including, but not limited to, all obligations, adjustments, executions, offsets, actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, damages, judgments, claims, demands, duties, acts, omissions, costs, expenses and/or losses whatsoever, whether known or unknown, reported or unreported, and whether arising in the past, present or future which the REINSURED, and its successors and assigns ever had, now have, or hereafter may have, whether grounded in law or equity, in contract or in tort, against the REINSURER by reason of any matter whatsoever arising out of the Reinsurance Agreements with respect to reinsurance business ceded by REINSURED to REINSURER, it being the intention of the parties that this Commutation Agreement operate as a full and final settlement of the REINSURER'S past, current and future liabilities to the REINSURED under said Reinsurance Agreements except as otherwise provided herein.

16.   The REINSURED and the REINSURER absolutely, irrevocably and unconditionally covenant and agree with each other, and their respective successors and assigns, that after the effective date of the Commutation Agreement, neither party will for any reason whatsoever, demand, claim or file suit or initiate arbitration or any other proceedings against the other party in respect of any matters relating to the Reinsurance Agreements as indicated in <u>Schedule "A"</u> or any other part of this Commutation Agreement.

17.   The REINSURED acknowledges the payment described in Paragraph 1 herein, as a complete accord, satisfaction, settlement and commutation of any and all of the liability and obligations of the parties under the Reinsurance Agreements. Accordingly, the REINSURED agrees to indemnify, hold harmless and defend REINSURER (and all other persons released under paragraph 4 herein) from and against, and pay on their behalf, any judgment, action, cause of action, suit, demand, debt, payment, award, loss, claim, damage, liability, or expense (including, but not limited to, costs of defense incurred in investigation or defending any actions

or proceedings and reasonable attorney's fees) incurred by any of them, resulting from any action filed against the REINSURER by any policyholder, insured, claimant, or other beneficiary under the Reinsurance Agreements, including any agent or successor in interest to any such policyholder, insured, claimant, or beneficiary. "Policyholder, insured, claimant, and beneficiary" will have the same definition herein as in the policies reinsured under the Reinsurance Agreements, and for purposes hereof will include any other potential recipient of proceeds from the policies reinsured under the Reinsurance Agreements. It being agreed expressly that nothing in this Commutation Agreement will in any manner create any obligations or establish any rights against either the REINSURED or the REINSURER in favor of any third parties or persons not parties to this Commutation Agreement. REINSURER shall give prompt notice to REINSURED of the commencement of any action or proceeding.

18.   The parties agree that in the event payment, as described in Paragraph 1 herein, is not made by the REINSURER, then this Commutation Agreement shall be considered null and void. Moreover, if any court of competent jurisdiction renders a final order or ruling declaring this Commutation Agreement or the payment made under paragraph 1 herein null and void, then this Commutation shall be rescinded and each of the REINSURER and the REINSURED shall be restored to the position they were in just prior to the execution of this Commutation Agreement.

19.   This Commutation Agreement is the product of arm's length negotiations and the terms hereof have been completely read and fully understood and voluntarily accepted by both the REINSURED and the REINSURER. Each party has enlisted its own independent advisors and has been represented by its own legal counsel.

20.   The rights, duties and obligations under this Commutation Agreement shall be final and binding upon and inure to the benefit of the parties hereto and their respective officers, directors, employees, affiliated companies, stockholders, parents, predecessors, successors, liquidators, receivers and assigns.

21.   The REINSURER represents and warrants to the REINSURED that: (a) it is a corporation in good standing in its state of domicile; (b) that it is fully authorized and empowered to execute and deliver this Commutation Agreement; (c) that the person executing this Commutation Agreement is fully authorized to do so; (d) that there are no pending conditions, agreements, transactions, or negotiations to which it is a party that would render this Commutation Agreement or any part thereof void, voidable or unenforceable; (e) that no additional authorization, consent or approval of any governmental entity is required to make this Commutation Agreement valid and enforceable against the REINSURER in accordance with its terms; (f) no claim or loss being paid or settled by this Commutation Agreement has been previously assigned, sold and/or transferred to any other entity.

22.   The REINSURED represents and warrants to the REINSURER that: (a) it is a corporation in good standing in its state of domicile; (b) that it is fully authorized and empowered to execute and deliver this Commutation Agreement; (c) that the person executing this Commutation Agreement is fully authorized to do so; (d) that there are no pending conditions, agreements, transactions, or negotiations to which it is a party that would render this Commutation Agreement or any part thereof void, voidable or unenforceable; (e) that no additional authorization, consent or approval of any governmental entity is required to make this Commutation Agreement valid and enforceable against the REINSURED in accordance with its terms; (f) no claim or loss being paid or settled by this Commutation Agreement has been previously assigned, sold and/or transferred to any other entity.

15.   This Commutation Agreement shall constitute the entire agreement between the parties with respect to its subject matter. This Commutation Agreement may not be modified or amended, except by written instrument executed by each of the parties hereto. Waiver by any of the parties of any term, provision or condition shall not be construed to be a waiver of any other term, provision or condition of this Commutation Agreement.

16.   This Commutation Agreement shall be interpreted under and governed by the laws of the State of Florida without regard to conflict of law principles.

17.   The REINSURED and the REINSURER hereby agree to execute promptly any and all supplemental agreements, releases, affidavits, waivers and all other documents of any nature or kind which the other party may reasonable require in order to implement the provisions or objectives of this Commutation Agreement.

15.   The REINSURED and the REINSURER hereby agree to keep the terms and conditions of this Commutation Agreement confidential and will not disclose (except as required by any state Insurance Department, applicable law, regulation, or legal process) the existence and/or terms and conditions of this Commutation Agreement to third parties. The REINSURED and the REINSURER hereby agree that their directors, officers, partners, members, employees, affiliates, retrocessionaires, brokers, agents, managing general agents or other representatives (including, without limitation, financial advisors, attorneys, accountants, and actuaries) may be permitted to know the existence and the terms and conditions of this Commutation Agreement on a confidential, need to know basis in the course of normal business. Should either the REINSURED or the REINSURER be requested by subpoena or similar governmental or judicial notice to disclose the existence and the terms and conditions of the Commutation Agreement, they must promptly notify the other party in order that the other may seek a protective order or other appropriate remedy either by itself or jointly with the party receiving the request. In the event that no such protective order or other appropriate remedy is sought or obtained, then the party receiving the subpoena or similar governmental or judicial notice will furnish only that portion of information concerning this Commutation Agreement which it is legally required, as it is advised by its own counsel, and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the terms and conditions of this Commutation Agreement.

16.   REINSURED and REINSURER acknowledge that some State laws provide that a general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing release, which if known by him must have significantly affected his settlement with the debtor. REINSURED and REINSURER expressly waive any and all rights under any such federal or state statute or law of similar effect with respect to this Commutation Agreement.

17.   This Agreement may be executed and delivered in multiple counterparts, each of which, when so executed and delivered, shall be an original, but such counterparts shall together constitute but one and the same instrument and agreement.

18.   Any statements, communications or notices to be provided pursuant to this Commutation and Mutual Release Agreement shall be sent to the attention of the person indicated below, until such time as notice of any change of persons to be notified or change of address is forwarded to the Parties:

(a) REINSURER: Anthony J. Bonomo, Esquire

President
Administrators for the Professions, Inc.
III East Shore Road
Manhasset, New York 11030

(b) REINSURED: Robert E. White Jr.
President
First Professionals Insurance Company, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

       IN WITNESS WHEREOF, the parties have executed this Commutation Agreement as of the day and year first written above.

Physicians' Reciprocal Insurers ("REINSURED")

Signature: _____

Name: Anthony J. Bonomo, Esquire

Title: Chief Executive Officer & President, Administrators For
The Professions, Inc. Attorney In Fact for Physicians'
Reciprocal Insurers

Date: _____, 2006

First Professionals Insurance Company, Inc. formerly known as Florida Physicians Insurance Company, Inc. ("REINSURED")

Signature: _____
Name: Robert E. White, Jr.
Title: President

Date: _____, 2006

<u>SCHEDULE "A"</u>
REINSURANCE AGREEMENTS

1. Physicians and Surgeons Excess Professional Liability Excess Cessions Reinsurance Contract Treaties for 1998-1999, 1999-2000, 2000-2001, 2001-2002, 2002-2003, 2003-2004.

2. Death, Disability or Retirement Quota Share Reinsurance Agreement from 1999 to present.

Exhibit 99.1

FPIC Insurance Group, Inc.
Reports Sale of Insurance Management Operations

JACKSONVILLE, Fla.--(BUSINESS WIRE)—October 2, 2006--FPIC Insurance Group, Inc. ("FPIC") (Nasdaq: FPIC - News) reported that it has completed the sale of its New York-based insurance management operations for $40.0 million in cash. The purchase price is subject to post-closing adjustment depending upon the level of working capital of the operations at closing. In addition, prior to the closing, FPIC received a distribution of nearly $6.0 million in cash from the operations.

FPIC estimates that it will recognize an after-tax gain of approximately $12.5 million on the transaction during the third quarter. The transaction was approved by FPIC's board of directors. Sandler O'Neill & Partners, L.P. provided a fairness opinion to FPIC's Board of Directors in connection with the transaction.

The operations were sold to AJB Ventures Inc., a corporation the principal stockholder of which is Anthony J. Bonomo, the business leader of the operations sold. The operations manage Physicians' Reciprocal Insurers, a reciprocal insurer that is the second largest provider of medical professional liability insurance in the State of New York, and Pennsylvania Physicians Reciprocal Insurers, an insurance exchange that cedes 100 percent of its business to Physicians Reciprocal Insurers.

"While our New York-based insurance management operations have been an important part of our organization over the years," said John R. Byers, President and Chief Executive Officer, "in recent years their relative size and strategic importance to us have diminished with the substantial growth and increased profitability of our core insurance underwriting operations. Given the unique characteristics and risks of the New York market, we felt that the time was right to exit our New York operations. The transaction we've completed allows us to exit on attractive terms based on our assessment of the operations' prospects and risks."

"We believe the operations were at the height of their profitability and franchise value," remarked Byers. "The projected decrease in profitability is attributable to increasing expenses from significant growth over the past several years at PRI, the insurance company we managed, together with the decline or loss of certain sources of income, including the potential loss of significant income derived from institutional business written by PRI. The potential for PRI's loss of this institutional business, and the attendant loss of income, is heightened as the New York medical professional liability insurance market comes under increased pressure from the lack of sufficient rate increases granted over the years and losses from mandatory participation in New York's medical malpractice insurance pool. These financial pressures on the New York medical professional liability market in turn create political and regulatory risks and uncertainties, as the New York legislature and regulators are forced to deal with the issue."

"Over the years," continued Mr. Byers, "we've demonstrated our ability to convert our business strategies into strong financial results. The approximately forty-six million dollars in cash we received enhances our balance sheet strength and will be available to enhance our business. This includes supporting the growth in our core underwriting business. We remain confident that our strong capital position and long-standing expertise and relationships in the medical professional liability insurance industry will continue to afford us opportunities for profitable growth in attractive markets."

"While we've chosen to exit the New York market based on its unique circumstances," continued Byers, "we generally view management business as attractive, and the capital from the sale of our New York operations will also be available to support our ongoing strategic initiative of providing management services to self insured and other insurance organizations in Florida and other markets. Furthermore, the capital will be available for other corporate purposes beneficial to our shareholders, including possible share repurchases. We've repurchased shares from time to time in the past when we've had the opportunity to do so on terms beneficial to our shareholders, and we'll continue to assess and take advantage of this strategy to the extent it serves our shareholders' interests."

"With our strong market and capital positions," Byers concluded, "our opportunities and our committed management team and Board, we remain confident in our ability to continue to execute our business strategies and to build long-term shareholder value."

In connection with the transaction, among other things, FPIC agreed to a two-year noncompetition agreement with respect to insurance management in New York and Pennsylvania. For a description of certain other arrangements entered into in connection with the transaction, please see FPIC's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2006.

Following the transaction, FPIC's operations will consist of its insurance segment, which through FPIC's insurance and other subsidiaries provides medical professional liability insurance and related risk management services for physicians, dentists, and other health care providers in Florida and other states.

Conference Call Information

We will host a conference call at 11:30 a.m., Eastern Time, Tuesday, October 3, 2006, to review this transaction. To access the conference call, please dial (866) 825-3209 (USA) or (617) 213-8061 (International) and use the access code 13257769.

The conference call will also be broadcast live over the Internet in a listen-only format via our corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect to the broadcast.

Questions can be submitted in advance of the call until 10:30 a.m., Eastern Time, Tuesday, October 3, 2006, via e-mail at ir@fpic.com or through our corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:30 p.m., Eastern Time, Tuesday, October 3, 2006, and ending at 1:30 p.m., Eastern Time, Thursday, October 5, 2006. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 65639158. A replay of the conference call webcast will also be available beginning at 1:30 p.m., Eastern Time, Tuesday, October 3, 2006, on FPIC's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; as to the value of our contract awards and programs; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

Factors that might cause our results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to:

i)   The effect on our insurance subsidiaries of changing market conditions that result from fluctuating cyclical patterns of the medical professional liability insurance business;

ii)   The competitive environment in which we operate, including reliance on agents to place insurance, physicians electing to self-insure or to practice without insurance coverage, related trends and associated pricing pressures and developments;

iii)   Business risks that result from our size, products, and geographic concentration;

iv)   The rates we charge for our products and services being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;

v)   The actual amount of new and renewal business;

vi)   The uncertainties of the loss reserving process, including the occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;

vii)   Business and financial risks associated with the unpredictability of court decisions;

viii) Legal developments, including claims for extra-contractual obligations or in excess of policy limits, in connection with the administration of insurance claims;

ix)   Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

x)   Developments in financial and securities markets that could affect our investment portfolio;

xi)   The impact of rising interest rates on the market value of our investments and our interest costs associated with our long-term debt;

xii)   The loss of the services of any key members of senior management;

xiii)   Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;

xiv)   Assessments imposed by state financial guarantee associations or other insurance regulatory bodies;

xv)   Uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);

xvi)   General economic conditions, either nationally or in our market areas, that are worse than expected;

xvii)   Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf;

xviii)   Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, including *Item 1A. Risk Factors,* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the SEC on March 16, 2006; and

xix)   Other factors discussed within our Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 8, 2006.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Jacksonville, Florida
Investor Relations, Peggy Parks, 904-360-3605

For all your investor needs, FPIC is on the Internet at http://www.fpic.com.
You can also e-mail us at ir@fpic.com .